     As filed with the Securities and Exchange Commission on April 14, 1998
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                             ---------------------
                                   FORM SB-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                       COLORADO BUSINESS BANKSHARES, INC.
             (Exact name of registrant as specified in its charter)

         Colorado                          6021                  84-0826324
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)
                             ---------------------
                             821 Seventeenth Street
                             Denver, Colorado 80202
                                 (303) 293-2265
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Steven Bangert
               Chairman of the Board and Chief Executive Officer
                       Colorado Business Bankshares, Inc.
                             821 Seventeenth Street
                             Denver, Colorado 80202
                                 (303) 293-2265
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                          Copies of Communications to:

         Kevin A. Cudney, Esq.                  Andrew L. Blair, Jr., Esq.
      Jonathan P. Freedman, Esq.                 Gregory J. Ramos, Esq.
         Dorsey & Whitney LLP                   Sherman & Howard, L.L.C.
  Republic Plaza Building, Suite 4400            633 Seventeenth Street
        370 Seventeenth Street                   Denver, Colorado 80202
        Denver, Colorado 80202                       (303) 297-2900
          (303) 629-3400

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                  Proposed Maximum    Proposed Maximum
Title of Each Class of           Amount to be      Offering Price    Aggregate Offering      Amount of
Securities to be Registered     Registered (1)      Per Share (2)         Price (2)       Registration Fee
-----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par         1,610,000 shares        $12.00           $19,320,000          $5,669.40
 value
==========================================================================================================

(1) Includes 210,000 shares that may be purchased by the underwriters from the registrant to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.
                             ---------------------
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED APRIL 14, 1998

                                1,400,000 Shares

                      [Colorado Business Bankshares Logo]

                                  Common Stock

     All of the shares of Common Stock offered hereby are offered by Colorado Business Bankshares, Inc. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market under the symbol "COBZ."

     Up to 90,000 shares of the Common Stock offered hereby have been reserved for sale to certain directors, executive officers and key employees of the Company who have expressed an interest in purchasing shares of Common Stock in the Offering, including Steven Bangert, the Company's Chairman of the Board and Chief Executive Officer, and Howard R. Ross, a director of the Company.
                              --------------------
        The Common Stock offered hereby involves a high degree of risk.
                         See "Risk Factors" at page 7.
                              --------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

===============================================================================
                                             Underwriting
                                Price to     Discounts and     Proceeds to
                                 Public     Commissions (1)    Company (2)
-------------------------------------------------------------------------------
Per Share.....................  $             $                  $
-------------------------------------------------------------------------------
Total (3).....................  $             $                  $
===============================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to pay certain other compensation to the Representative of the Underwriters. The Underwriters have agreed with the Company that the
    Underwriting Discounts and Commissions will be reduced to $            per
    share for the shares reserved for sale to directors, executive officers and key employees. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $450,000. See "Use of Proceeds."

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $              , $              and $              , respectively.  See
    "Underwriting."
                              --------------------

     The shares of Common Stock are being offered severally by the Underwriters named herein, when, as and if delivered to and accepted by the Underwriters, subject to prior sale and to certain other conditions. It is expected that
delivery of the shares of Common Stock will be made on or about       , 1998.

                             Dain Rauscher Wessels
                    A division of Dain Rauscher Incorporated

              The date of this Prospectus is                , 1998

  [Map of Denver metropolitan area, indicating various locations of the Bank]



                     -------------------------------------

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENT AGENCY OR OTHERWISE.

                     -------------------------------------

     The Company intends to furnish its shareholders with annual reports containing audited financial statements, together with a report from its independent public auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. Prior to the Offering, the Company has not been a reporting company with the Securities and Exchange Commission.

                     -------------------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a 4.7125-for-1 stock split of the Company's Common Stock, par value $.01 per share (the "Common Stock"), to be effected prior to the Offering and (ii) assumes that the Underwriters' over-allotment option is not exercised. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those described in such forward-looking statements. Factors that might cause such a difference, include, but are not limited to, those discussed under the caption "Risk Factors." Unless the context otherwise requires, references to the Company contained in this Prospectus include all of the Company's subsidiaries.

                                  The Company

     Colorado Business Bankshares, Inc. (the "Company") is a bank holding company headquartered in Denver, Colorado that owns Colorado Business Bank, N.A. (the "Bank"), a full-service, commercial banking institution with five locations in the Denver metropolitan area. As of December 31, 1997, the Company had total assets of $264.1 million, net loans and leases of $164.1 million and deposits of $221.1 million. The Bank provides a broad range of sophisticated banking products and services, including credit, cash management, investment, deposit and trust products, to its targeted customer base of small- and medium-sized businesses and high net worth individuals. Each of the Bank's locations operates as a separate community bank, with significant local decision-making authority. Support functions, such as accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, are provided centrally from the Company's downtown Denver office. As a result of this operating approach, the Company believes that it is well positioned as a community business bank, combining the elements of personalized service found in community banks with sophisticated banking products and services traditionally offered by larger regional banks. The Company believes that its market position and experienced personnel give it the potential to generate growth and financial returns in excess of industry averages.

     The Company's objective is to build a highly profitable, customer-focused community banking network with assets in excess of $500 million by the end of the year 2000. The Company believes that its senior management and systems infrastructure are adequate to support growth to this level without incurring proportionate increases in general, administrative and other noninterest
expenses.   The Company's growth and operating strategies are designed to achieve this objective. Although management intends to build the Company primarily through internal growth, the introduction of new product lines and de novo branching, the Company will also explore opportunities to expand through acquisitions of existing banks. At the same time, the Company will continue to execute its operating strategy, the principal components of which are: (i) assembling a top-quality team, (ii) expanding existing banking relationships,
(iii) emphasizing high quality customer service, (iv) capitalizing on the use of technology, (v) achieving efficiencies and economies of scale through centralized administrative and support operations and (vi) maintaining asset quality and controlling interest rate risk.

     The Company's approach to expansion is predicated on recruiting key personnel to lead new initiatives. While the Company normally considers an array of new locations and product lines as potential expansion initiatives, it generally will proceed only upon identifying quality management personnel with a loyal customer following in the community or product line that is the target of the initiative. The Company believes that, by focusing on individuals who are established in their community and are experienced in offering sophisticated banking products and services, it enhances its market position and adds profitable growth opportunities while managing credit risk.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The Company acquired ownership of the predecessors of the Bank in September 1994 (the "Acquisition"). At that time, the Bank's operations were conducted through two separate banks -- Equitable Bank of Littleton, located in Littleton, Colorado, and The Women's Bank, located in downtown Denver. From December 31, 1994 to December 31, 1997, the Company's assets increased to $264.1 million from $143.9 million, an increase of 83.5%, its net loan and lease portfolio increased to $164.1 million from $70.6 million, an increase of 132.6%, and deposits increased to $221.1 million (31.2% of which were noninterest-bearing deposits) from $124.5 million, an increase of 77.6%. During that period, the Company made several changes in operations that it believes have had a significant positive impact on its business, including:

     . Assembled experienced management team. Since the Acquisition, the Company has assembled a senior management team comprised primarily of experienced Colorado banking professionals. These individuals brought to the Company a network of existing relationships with Denver metropolitan area businesses.

     . Established new locations in the Denver metropolitan area. The Bank established three new banking locations, each staffed with bankers experienced in their respective markets: a Boulder location, which was opened in November 1995, a second location in Littleton, which was opened in March 1997, and a location in West Denver, which was opened in December 1997. As of December 31, 1997, these three locations had grown to $31.0 million, $10.0 million and $37,000 in assets, respectively.

     . Expanded product and service offerings. Product and service offerings introduced since the Acquisition include (i) equipment leasing,
          (ii) a variety of new investment options and (iii) trust and estate administration services, including the administration of employee benefit plans. In addition, the Company has significantly expanded the capability of its commercial real estate lending department.

     . Consolidated banks. The Company consolidated its two bank charters into the Bank, which was renamed "Colorado Business Bank." The Company believes that, by placing all of its operations under the "Colorado Business Bank" standard, it has increased its name recognition, better described its market focus and eliminated duplicative regulatory functions and costs.

     The Company was incorporated in Colorado in 1980 as Equitable Bancorporation, Inc. and changed its name to Colorado Business Bankshares, Inc. in September 1995. The Company's principal executive office is located at 821 Seventeenth Street, Denver Colorado 80202, and its telephone number is (303) 293-2265.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

Common Stock offered..........................................  1,400,000 shares

Common Stock to be outstanding after the Offering.............  6,274,968 shares (1)

Proposed Nasdaq National Market symbol........................  COBZ

Use of proceeds...............................................  To repay indebtedness, to redeem all of the
                                                                Company's outstanding Preferred Stock and
                                                                to contribute to the capital of the Bank.  See
                                                                "Use of Proceeds."

Risk factors..................................................  The Common Stock offered hereby involves a high degree of risk.  See "Risk Factors."

--------------------
(1) Excludes (a) 433,551 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees of the Company, (b) 278,553 shares of Common Stock reserved for issuance pursuant to future grants of options to officers, directors and employees of the Company and (c) 100,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Representative of the Underwriters. See "Management" and "Underwriting."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       Summary Historical Financial Data

     The summary financial data presented below is derived from the Consolidated Financial Statements of the Company included elsewhere in this Prospectus and should be read in conjunction with such financial statements, and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   At or for the
                                                                              year ended December 31,
                                                                  ------------------------------------------------
                                                                       1997             1996             1995
                                                                  ---------------  ---------------  --------------
                                                                  (Dollars in thousands, except per share amounts)
Statement of Income Data:
Interest income.................................................       $   18,147       $   13,711      $   11,231
Interest expense................................................            7,016            5,323           4,400
                                                                       ----------       ----------      ----------
Net interest income before provision for loan and lease losses..           11,131            8,388           6,831
Provision for loan and lease losses.............................              949              493             242
                                                                       ----------       ----------      ----------
Net interest income after provision for loan and lease losses...           10,182            7,895           6,589
Noninterest income..............................................            3,303            1,794           1,191
Noninterest expense.............................................           10,387            7,827           6,632
                                                                       ----------       ----------      ----------
Income before income taxes......................................            3,098            1,862           1,148
Provision for income taxes......................................            1,245              762             432
                                                                       ----------       ----------      ----------
Net income......................................................       $    1,853       $    1,100      $      716
                                                                       ==========       ==========      ==========
Earnings per share -- basic.....................................       $     0.37       $     0.29      $     0.19
                                                                       ==========       ==========      ==========
Weighted average common shares and common share equivalents
 outstanding -- basic...........................................        4,690,852        3,771,885       3,773,063
                                                                       ==========       ==========      ==========
Earnings per share -- diluted...................................       $     0.36       $     0.29      $     0.19
                                                                       ==========       ==========      ==========
Weighted average common shares and common share equivalents
 outstanding -- diluted.........................................        4,802,778        3,826,467       3,800,147
                                                                       ==========       ==========      ==========

Statement of Financial Condition Data:
Total assets....................................................       $  264,059       $  190,645      $  160,421
Loans and leases, net...........................................          164,091          110,748          87,310
Investments.....................................................           58,784           57,571          50,991
Deposits........................................................          221,058          155,310         137,513
Note payable....................................................            7,500           10,000          10,500
Preferred shareholders' equity..................................            1,500               --              --
Common shareholders' equity.....................................           15,925           10,189           9,066

                                                                              At or for the
                                                                         year ended December 31,
                                                                         ------------------------
                                                                          1997     1996     1995
                                                                         ------   ------   ------
Key Ratios:
Net interest margin.....................................................   5.52%    5.46%    5.44%
Efficiency ratio (1)....................................................  71.96    76.87    82.67
Return on average assets................................................   0.83     0.64     0.50
Return on average common shareholders' equity...........................  12.21    11.47     8.24
Common shareholders' equity to total assets.............................   6.35     5.54     6.01
Total shareholders' equity to total assets..............................   6.85     5.54     6.01
Nonperforming assets to total assets....................................   0.31     0.36     0.58
Nonperforming loans and leases to total loans and leases................   0.49     0.52     0.69
Allowance for loan and lease losses to total loans and leases...........   1.35     1.48     1.57
Allowance for loan and lease losses to nonperforming loans and leases... 277.19   285.22   225.97

_______________
(1) Efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan and lease losses and noninterest income.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ from those described in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

Impact of Economic Conditions and Interest Rates

     The Company's operating results may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Substantially all of the Company's loans and leases are to businesses and individuals in the Denver metropolitan area, and any decline in the economy of this market area could impact the Company adversely. Although recent economic conditions in the Denver metropolitan area have been generally more favorable than those in many other regions of the country, there can be no assurance that such favorable conditions will continue to prevail. In addition, the Company's profitability is, in part, a function of the spread between the interest rates earned on loans and leases and the interest rates paid on deposits and other interest-bearing liabilities. Since 1991, many banking organizations, including the Company, have experienced historically high interest rate spreads. There can be no assurance, however, that the Company will continue to experience such high interest rate spreads. A decrease in interest rate spreads would have a negative effect on the Company's business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Net Interest Income" and "-- Asset/Liability Management," "Business -- Market Area Served" and "Supervision and Regulation -- Monetary Policy."

Loan and Lease Losses

     The inability of borrowers to repay loans and leases can erode the earnings and capital of a bank. As a community business bank, the Bank's loan and lease portfolio is somewhat less diversified than that of a traditional community bank because it includes a higher concentration of larger commercial loans. The Bank maintains an allowance for loan and lease losses to provide for loan and lease defaults and nonperformance. The allowance is based on prior experience with loan and lease losses, as well as an evaluation of the risks in the current loan and lease portfolio. Although the Bank's allowance for loan and lease losses is maintained at a level considered adequate by the Company to absorb anticipated losses, the amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control. Despite the Company's efforts to estimate future loan and lease losses, such losses may exceed the Bank's allowance for loan and lease losses. As of December 31, 1997, the Company had total nonperforming loans and leases of $811,000 (0.49% of total loans and leases). At the same date, the Bank's allowance for loan and lease losses was $2.2 million (1.35% of total loans and leases and 277.19% of nonperforming loans and leases). There can be no assurance that such allowance will be adequate to cover actual losses. Moreover, future additions to the Bank's allowance for loan and lease losses could result in a material decrease in the Company's net income and capital. See "Business -- Nonperforming Assets" and "-- Analysis of Allowance for Loan and Lease Losses."

Risks of Growth Strategy

     The Company intends to pursue a measured growth strategy through internal growth, the introduction of new product lines and de novo branching. The Company's growth initiatives are based upon recruiting experienced personnel to lead such initiatives, and, accordingly, the failure to identify and retain such personnel would place significant limitations on the Company's ability to execute its growth strategy. In addition, the Company may grow by acquiring other financial institutions. There are a limited number of attractive acquisition candidates that operate in the Company's target markets, and the Company may face significant competition from other institutions, including larger regional bank holding companies seeking to acquire such candidates. Any such acquisitions will be subject to regulatory approval, and there can be no assurance that the Company will obtain such approval. The Company does not have any agreement, arrangement or understanding regarding the acquisition of any
financial institution.    In addition, in the event that the Company does
proceed with any acquisition, there can be no assurance that it will be successful in integrating the acquired institution into its business. Furthermore, the Company must maintain sufficient regulatory capital levels to support any such acquisition. There can be no assurance that the Company will successfully implement its growth strategy. See "Business -- Growth Strategy" and "Supervision and Regulation -- The Holding Company."

Dependence on Key Personnel

     Consistent with its policy of focusing growth initiatives on the recruitment of qualified personnel, the Company is highly dependent on the continued services of a number of its executive officers and key employees. The loss of the services of any of these individuals could adversely affect the Company's business, financial condition, results of operations and cash flows. The Company does not have key person life insurance on the life of any of these individuals. Moreover, the Company's anticipated growth is expected to place increased demands on its human resources. While the Company believes that its senior management and systems infrastructure are adequate to support anticipated growth, the Company will be required to recruit additional middle management personnel. The failure to recruit such personnel could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business -- Growth Strategy" and "Management."

Competitive Banking Environment

     The banking business in the Denver metropolitan area is highly competitive. The Company competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, mutual funds, credit unions and mortgage bankers. In addition to traditional financial institutions, the Company also competes for loans with brokerage and investment banking companies, nonfinancial institutions, including retail stores that maintain their own credit programs, and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Particularly in times of high interest rates, the Company also faces significant competition for deposits from sellers of short-term money market securities and other corporate and government securities. By virtue of their larger capital bases or affiliation with larger multi-bank holding companies, many of the Company's competitors have substantially greater resources and lending limits than the Company and perform other functions that the Company offers only through correspondents. Interstate banking is permitted in Colorado, and, since January 1, 1997, unlimited state-wide branch banking has been permitted. As a result, the Company may experience greater competition in its primary service areas. The Company's business, financial condition, results of operations and cash flows may be adversely affected by an increase in competition. Moreover, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. See "Business -- Competition" and "Supervision and Regulation."

Conversion to New Data Processing System

     The Company is in the process of converting to a data processing system designed, installed and serviced by Jack Henry & Associates, Inc. (the "Jack Henry System") and is scheduled to begin operating on the new system in June 1998. The Company anticipates investing approximately $1.8 million in converting to the Jack Henry System. There can be no assurance that the Company will be able to complete the conversion without temporary interruptions of service. Any such interruptions of service could have a material adverse effect on the Company's relationships with its customers and, therefore, its business, financial condition, results of operations and cash flows. See "Business -- Data Processing Systems."

Year 2000 Compliance

     As the year 2000 approaches, a significant business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. Many existing software application products, including software application products used by the Bank, were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as "96." As a result, the year 1999 (i.e., "99") could be the maximum date value that these systems will be able to process accurately. In response to concerns about this issue, bank regulatory agencies have begun to monitor bank holding companies' and banks' readiness for the year 2000 as part of the regular examination process. In the event that a bank holding company or a bank is determined not to be satisfactorily prepared for the year 2000, it will be required to submit a written plan establishing a timetable for year 2000 compliance and periodic progress reports on its efforts to implement the plan. Failure to formulate a satisfactory plan, or to implement the plan successfully, could result in an enforcement action. The Company conducts all of its data processing operations in-house, with the assistance of third-party software vendors, and is working with these vendors to assure that it is prepared for the year 2000. The Company has appointed a Year 2000 Committee to oversee issues relating to its year 2000 compliance program. The Company's year 2000 compliance program calls for all critical systems to be certified as year 2000 compliant by December 31, 1998. As a result of the conversion to the Jack Henry System, which is designed to be year 2000 compliant, the Company does not anticipate incurring any incremental costs in connection with year 2000 compliance. See " -- Conversion to New Data Processing System." The inability of the Company to address year 2000 issues successfully could result in significant interruptions in its operations and, therefore, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business -- Data Processing Systems" and "Supervision and Regulation -- The Bank -- Monitoring of Year 2000 Compliance."

Government Regulation and Recent Legislation

     The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision, which is intended to protect depositors rather than shareholders of the Company. Recently enacted, proposed and future legislation and regulations have had, and will likely continue to have, a
significant impact on the Company, the Bank and the banking industry.   Although
some of these legislative and regulatory changes may benefit the Company and the Bank, others will increase their costs of doing business and create competitive advantages for their competitors. For example, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. See "Business -- Competition" and "Supervision and Regulation."

Potential Liability for Undercapitalized Subsidiary

     Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. Therefore, it is possible that the Company will be required to contribute capital to the Bank or any other bank that it may acquire in the event that such bank becomes undercapitalized. Moreover, the Company may be required to make such capital contribution at a time when it has other significant capital needs, and, therefore, such requirement may adversely affect the Company's business, financial condition, results of operations and cash flows. See "Supervision and Regulation -- The Holding Company -- Capital Adequacy" and "-- The Bank -- Capital Adequacy."

Need for Technological Change

     The banking industry is undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as its ability to create additional efficiencies in its operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers. See "Business -- Operating Strategy."

No Dividends to Date; Restrictions on Payments of Dividends

     The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. Instead, the Company intends to retain earnings to support the growth of its business. Moreover, the Company's ability to pay a cash dividend on its Common Stock, if it determines to do so, is largely dependent upon the payment of dividends by the Bank to the Company. The Bank's ability to pay dividends to the Company is restricted by federal regulations. Without prior regulatory approval, the Bank cannot pay dividends during any calendar year in excess of the sum of its earnings during that year and the two previous years (less any other distributions to shareholders during that period). See "Dividend Policy" and "Supervision and Regulation --The Bank -- Dividend Restrictions."

Concentration of Ownership

     As of December 31, 1997, directors, executive officers and key employees of the Company beneficially owned approximately 61.8% of the Common Stock. Upon completion of this offering (the "Offering"), directors, executive officers and key employees of the Company will beneficially own approximately 50.1% of the Common Stock (including the 90,000 shares of Common Stock reserved for sale to directors, executive officers and key employees of the Company in the Offering). Accordingly, such persons will be in a position to exercise substantial influence over the affairs of the Company. See "Management" and "Principal Shareholders."

Anti-takeover Provisions

     The Company's Articles of Incorporation and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors of the Company rather than pursue non-negotiated takeover attempts. These provisions include preferred stock as to which the Company's Board of Directors has the authority to issue additional series and to fix the rights, preferences and limitations thereof without shareholder approval, the availability for issuance of authorized but unissued Common Stock and a classified Board of Directors, with three classes of directors having staggered terms of three years each. See "Description of Capital Stock" and "Management -- Classified Board of Directors." Moreover, the Company has entered into employment agreements with a number of its executive officers and key employees that require the Company to make a lump sum payment to such employee in an amount equal to a multiple of such employee's annual compensation in the event that his or her employment is terminated within two years after the occurrence of certain types of changes in control of the Company. As of December 31, 1997, the estimated aggregate amount of such payments that would be due if the employment of each such executive officer and key employee were to terminate after such a change of control was $2.7 million. See "Management --Employment Agreements." These anti-takeover provisions have the effect of discouraging a change in control of the Company not approved by its Board of Directors, thereby potentially depriving shareholders of an opportunity to sell their shares at a substantial premium over market price. See "Description of Capital Stock -- Certain Charter and Bylaw Provisions." In addition, no person or entity, individually or together with persons or entities acting in concert with such person or entity, may acquire the ownership, control, right to vote or right to acquire 10% or more of the Company's total outstanding Common Stock, without first complying with the requirements of the Change in Bank Control Act and the Bank Holding Company Act of 1956. These requirements also may have the effect of delaying or preventing a change of control of the Company. See "Supervision and Regulation."

No Prior Market; Possible Volatility of Market Price; Dilution

     Prior to the Offering, there has been no public market for the Common Stock. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market. However, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative of the Underwriters based upon several factors. See "Underwriting." There can be no assurance that future market prices will equal or exceed the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate, depending on various factors, including the general economy, stock market conditions, general trends in the banking industry, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results. In addition, purchasers of the Common Stock offered hereby will incur substantial immediate dilution. See "Dilution."

Shares of Common Stock Eligible for Future Sale

          Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Following the Offering, the Company will have outstanding 6,274,968 shares of Common Stock. As of the date of this Prospectus, the 1,400,000 shares of Common Stock offered hereby and approximately 313,999 additional shares of Common Stock may be sold in the public market. Beginning 90 days after the date of this Prospectus, approximately 636,942 additional shares of Common Stock may be sold in the public market, subject to the volume limitations and other requirements contained in Rule 144 ("Rule 144"), promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Beginning 180 days after the date of this Prospectus, approximately

3,854,849 additional shares of Common Stock subject to lock-up agreements between the Representative and the Company's directors, executive officers and key employees, and certain other shareholders, will become available for sale in the public market. Thereafter, substantially all of the outstanding shares of Common Stock may be sold in the public market, subject to compliance with Rule
144. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     Assuming an initial public offering price of $11.00 per share, the net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $13.9 million ($16.0 million if the underwriters' over-allotment option is exercised in full).

     The Company anticipates that approximately $7.3 million of the net proceeds will be used to repay all remaining outstanding indebtedness under the Company's credit facility (the "Credit Facility") with American National Bank and Trust Company ("ANB"). The Credit Facility is secured by the Company's pledge of all of the capital stock of the Bank. Interest on the Credit Facility accrues at the prime rate and is payable quarterly. All outstanding indebtedness under the Credit Facility is payable in full on June 30, 2001. Approximately $1.5 million of the net proceeds will be used to redeem all of the Company's outstanding Preferred Stock, including the payment of accrued but unpaid dividends (which accrue at a variable rate that is 2.25% higher than the prime rate and are payable quarterly). The outstanding shares of the Preferred Stock may be redeemed by the Company at any time without premium or penalty. All such shares of Preferred Stock were issued to ANB in April 1997 in connection with ANB's exchange of $1.5 million of outstanding indebtedness under the Credit Facility for Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." The remaining net proceeds from the Offering will be contributed to the capital of the Bank. Although the Bank currently exceeds regulatory capital requirements, the additional capital will enable it to continue asset growth.

                                DIVIDEND POLICY

     The Company's policy is to retain its earnings to support the growth of its business. The Board of Directors of the Company has never declared cash dividends on the Common Stock and does not plan to do so in the foreseeable future. The ability of the Company to pay cash dividends largely depends on the amount of cash dividends paid to it by the Bank. Capital distributions, including dividends, by institutions such as the Bank are subject to restrictions tied to the institution's earnings. See "Supervision and Regulation -- The Bank -- Dividend Restrictions."

                                    DILUTION

     The net tangible book value of the Company's Common Stock at December 31, 1997 was approximately $10.8 million, or approximately $2.22 per share. After giving effect to the Offering (at an assumed initial public offering price of $11.00 per share of Common Stock) and the application of the estimated net proceeds therefrom, the net tangible book value of the Common Stock at December 31, 1997 would have been approximately $24.7 million, or $3.94 per share. This represents an immediate dilution to investors of $7.06 per share, as illustrated by the following table:

Assumed public offering price per share..............................................         $11.00
     Net tangible book value per share of Common Stock as of December 31, 1997.......  $2.22
     Increase per share of Common Stock attributable to new investors................   1.72
                                                                                       -----
Pro forma net tangible book value per share of Common Stock after the Offering (1)...           3.94
                                                                                              ------
Dilution per share of Common Stock to new investors (1)..............................         $ 7.06
                                                                                              ======

----------------
(1) Excludes (a) 433,551 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees of the Company, (b) 278,553 shares of Common Stock reserved for issuance pursuant to future grants of options to officers, directors and employees of the Company and (c) 100,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Representative of the Underwriters.

     The following table summarizes, as of December 31, 1997, on a pro forma basis, the number of shares of Common Stock issued by the Company, the total consideration received by the Company for such shares and the average price per share of Common Stock paid by existing shareholders and by investors in the Offering (based upon an assumed initial public offering price of $11.00 per share), before deducting the estimated underwriting discounts and commissions and offering expenses.



                               Shares purchased       Total consideration       Average
                              -------------------  -------------------------   price per
                               Shares    Percent      Amount       Percent       share
                              ---------  --------  ------------  -----------   ---------
Existing shareholders........ 4,874,968     77.7%   $11,982,000      43.8%      $ 2.46
New investors................ 1,400,000     22.3%    15,400,000      56.2%       11.00
                              ---------    -----    -----------     -----
     Total................... 6,274,968    100.0%   $27,382,000     100.0%
                              =========    =====    ===========     =====

                                 CAPITALIZATION

     The following table, which should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus, sets forth the capitalization (including deposits) of the Company as of December 31, 1997, and as adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

                                                                                                 At December 31, 1997
                                                                                          ----------------------------------
                                                                                              Actual          As adjusted
                                                                                          ---------------  -----------------
                                                                                                    (In thousands)
Deposits................................................................................      $221,058           $221,058
                                                                                              ========           ========
Borrowings:
 Securities sold under agreements to repurchase.........................................      $ 13,024           $ 13,024
 Federal funds purchased................................................................            --                 --
 FHLB notes payable.....................................................................         3,260              3,260
 Note payable...........................................................................         7,500                 --
                                                                                              --------           --------
   Total borrowings.....................................................................      $ 23,784           $ 16,284
                                                                                              ========           ========
Shareholders' equity:
 Preferred Stock, $.01 par value per share, 2,000,000 shares authorized;
   1,500 shares issued and outstanding, actual; no shares issued
   and outstanding, as adjusted.........................................................      $  1,500           $     --
 Common Stock, $.01 par value per share, 25,000,000 shares authorized;
   4,874,968 shares issued and outstanding, actual; 6,274,968 shares issued and
   outstanding, as adjusted.............................................................            49                 63
 Additional paid-in capital.............................................................        11,933             25,819
 Retained earnings......................................................................         3,833              3,833
 Net unrealized appreciation on available for sale securities, net of taxes.............           110                110
                                                                                              --------           --------
   Total shareholders' equity...........................................................      $ 17,425           $ 29,825
                                                                                              ========           ========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    The Company acquired ownership of the predecessors of the Bank in September 1994 for a purchase price of approximately $17.4 million. The purchase price was financed, in part, by a loan obtained by the Company in the amount of $10.5 million from ANB. In connection with the Acquisition, the Company recorded (i) a deposit intangible valued at $352,000, which was amortized over a three-year period, and (ii) goodwill of $6.4 million, which is being amortized over a 15-year period. The amortization of these assets adversely affects the Company's net income, although it has no effect on its cash flow.

    In March 1997, the Company completed a private placement of 1,102,725 shares of Common Stock at a price of $3.61 per share for an aggregate of approximately $4.0 million, which was used to fund the Company's continuing growth. The capital raised in this transaction was provided primarily by certain Colorado-based investors who have played a significant role in the growth of the Company by providing deposits and loan opportunities, both directly and indirectly through referrals. In April 1997, the Company increased its regulatory capital by converting $1.5 million of its outstanding indebtedness to ANB into Preferred Stock.

    Since the Acquisition, the Company's objective has been to maximize its return on shareholders' equity and to retain earnings to support growth. From December 31, 1994 to December 31, 1997, the Company's shareholders' equity (excluding preferred stock) increased 92.1%, from $8.3 million to $15.9 million (including the $4.0 million in additional capital raised in March 1997 in the private placement referred to above). During that same time period, the Company's outstanding loans and leases increased 131.4%, from $71.9 million to $166.3 million. This increase has primarily been the result of the Company's focus on local relationship banking and commercial lending to small- and medium-sized businesses. In addition, the Company has emphasized building and maintaining asset quality through its credit underwriting and monitoring process. See "Business -- Lending Activities." Nonperforming assets have ranged from 0.31% to 0.58% of total assets during this period. While the Company has maintained asset quality, it has continued to build its allowance for loan and lease losses. The Company's allowance for loan and lease losses was increased 90.4%, from $1.2 million as of December 31, 1994 to $2.2 million as of December 31, 1997 to maintain strong reserve coverage of the Company's growing loan and lease portfolio.

    In March 1996, the Company formed an equipment leasing subsidiary, Colorado Business Leasing, Inc. ("CBL"). The Company owns an 80% interest in CBL and the remaining 20% is owned by CBL's management. Currently, the Bank purchases all leases originated by CBL and, accordingly, assumes all credit risk associated with such leases. The Bank pays a servicing fee to CBL for each lease, and customers may pay additional origination fees directly to CBL. The Company and CBL are considering restructuring their relationship so that all leases are held by CBL, with the Bank providing CBL a line of credit to fund the purchase of leased equipment. The Company believes that the restructuring would not have a material effect on its consolidated financial statements.

    The Company's management has focused on developing an organization with personnel, management systems and products that will allow it to compete effectively and position it for growth. The cost of this process relative to the Company's size has been high.

In addition, the Company has operated with excess capacity during the start-up phases of various projects. As a result, the Company's earnings over the past several years have been adversely affected by relatively high levels of noninterest expense. Salaries and employee benefits comprised most of this overhead category, but the Company believes that its compensation levels have allowed it to recruit and retain a highly qualified management team capable of implementing its business strategies. The Company believes that its compensation policies, which include the granting of options to purchase Common Stock to many employees, have highly motivated its employees and have enhanced its ability to maintain customer loyalty and generate earnings. While the Company will continue to add personnel to lead new growth initiatives, including middle management, it believes that its senior management and systems infrastructure are adequate to support its anticipated growth without incurring proportionate increases in general, administrative and other noninterest expenses.

    This discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. For a description of the Company's accounting policies, see Note 1 of Notes to Consolidated Financial Statements.

Net Interest Income

    The largest component of the Company's net income is its net interest income. Net interest income is the difference between interest income, principally from loans, leases and investment securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

    The following table presents, for the periods indicated, certain information related to the Company's average balance sheet items or accounts and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

                                                                  Year ended December 31,
                                             ---------------------------------------------------------------
                                                            1997                           1996
                                             -------------------------------   -----------------------------
                                                           Interest  Average               Interest  Average
                                                Average     earned    yield     Average     earned    yield
                                                balance    or paid   or cost    balance    or paid   or cost
                                               ----------  --------  --------  ----------  --------  --------
                                                                  (Dollars in thousands)
ASSETS
 Federal funds sold..........................   $  5,204    $   360     6.92%   $  2,633    $   179     6.80%
 Investment securities (1)...................     59,602      3,616     6.07      54,397      3,415     6.28
 Loans and leases (2)........................    138,787     14,171    10.21      98,075     10,117    10.32
 Allowance for loan and lease losses.........     (1,933)        --       --      (1,518)        --       --
                                                --------    -------             --------    -------
  Total interest-earning assets..............    201,660     18,147     9.00     153,587     13,711     8.93
 Noninterest-earning assets:
  Cash and due from banks....................     12,810                           9,997
  Other......................................      9,758                           9,580
                                                --------                        --------
       Total assets..........................   $224,228                        $173,164
                                                ========                        ========
LIABILITIES AND SHAREHOLDERS'
EQUITY
Deposits:
 NOW and money market accounts...............   $ 66,222      2,141     3.23%   $ 63,037      1,950     3.09%
 Savings.....................................      5,780        152     2.63       5,669        150     2.65
 Certificates of deposit:
   Under $100,000............................     16,942        877     5.18       9,872        445     4.51
   $100,000 and over.........................     35,936      2,083     5.80      26,227      1,450     5.53
                                                --------    -------             --------    -------
 Total interest-bearing deposits.............    124,880      5,253     4.21     104,805      3,995     3.81
Short-term borrowings:
 Securities and loans sold under
   agreements to repurchase and federal
   funds purchased...........................     15,059        751     4.99       5,287        377     7.13
 FHLB notes payable..........................      4,167        280     6.72       1,073         68     6.34
Long-term borrowings.........................      8,458        732     8.65      10,417        883     8.48
                                                --------    -------             --------    -------
       Total interest-bearing liabilities....    152,564      7,016     4.60     121,582      5,323     4.38
   Noninterest-bearing demand accounts.......     54,706                          41,070
                                                --------                        --------
       Total deposits and interest-bearing
        liabilities..........................    207,270                         162,652
Other noninterest-bearing liabilities........      1,606                             923
                                                --------                        --------
 Total liabilities...........................    208,876                         163,575
Shareholders' equity.........................     15,352                           9,589
                                                --------                        --------
 Total liabilities and shareholders' equity..   $224,228                        $173,164
                                                ========                        ========
Net interest income..........................               $11,131                         $ 8,388
                                                            =======                         =======
Net interest spread..........................                           4.40%                           4.55%
                                                                        ====                            ====
Net interest margin..........................                           5.52%                           5.46%
                                                                        ====                            ====
Ratio of average interest-earning assets to
average interest-bearing liabilities.........     132.18%                         126.32%
                                                ========                        ========

---------------------
(1) Yields do not include adjustments for tax-exempt interest because the amount of such interest is not material.

(2) Loan fees included in interest income are not material. Nonaccrual loans and leases are included in average loans and leases outstanding.

    The following table illustrates, for the periods indicated, the changes in the Company's net interest income due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been included in the changes due to rate.

                                                             Year ended December 31, 1997
                                                               compared with year ended
                                                                   December 31, 1996
                                                                  Increase (decrease)
                                                       in net interest income due to changes in
                                                      -------------------------------------------
                                                          Volume          Rate          Total
                                                      --------------  ------------  -------------
                                                                    (In thousands)
Interest-Earning Assets
    Federal funds sold..............................      $  176         $   5         $  181
    Investments.....................................         326          (125)           201
    Loans and leases................................       4,200          (146)         4,054
                                                          ------         -----         ------
     Total interest-earning assets..................       4,702          (266)         4,436
                                                          ------         -----         ------
Interest-Bearing Liabilities
    NOW and money market accounts...................          99            92            191
    Savings.........................................           3            (1)             2
    Certificates of deposits:
     Under $100,000.................................         319           113            432
     $100,000 and over..............................         537            96            633
    Short-term borrowings:
     Securities and loans sold under agreements to
       repurchase and federal funds purchased.......         696          (322)           374
     FHLB notes payable.............................         197            15            212
    Long-term borrowings............................        (166)           15           (151)
                                                          ------         -----         ------
     Total interest-bearing liabilities.............       1,685             8          1,693
                                                          ------         -----         ------
     Net increase (decrease) in net interest income.      $3,017         $(274)        $2,743
                                                          ======         =====         ======

Asset/Liability Management

      The Company's results of operations depend significantly on net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the marketplace. Rising and falling interest rate environments can have various impacts on net interest income, depending on the interest rate profile (i.e., the difference between the repricing of interest-earning assets and interest-bearing liabilities), the relative changes in interest rates that occur when various assets and liabilities reprice, unscheduled repayments of loans and leases and investments, early withdrawals of deposits and other factors. Assuming no change in the Company's interest rate profile, a rise in interest rates is likely to result in increased net interest income, while a decline in interest rates is likely to result in decreased net interest income.

    To manage these relationships, the Company evaluates the following factors: liquidity, equity, debt/capital ratio, anticipated prepayment rates, portfolio maturities, maturing assets and maturing liabilities. The Company's Asset and Liability Management Committee is responsible for establishing procedures that enable the Company to achieve its goals while adhering to prudent banking practices and existing loan and investment policies. The Company's policy is intended to control the exposure of its operations to changing interest rates by attempting to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generates the net interest margin that is least affected by interest rate changes.

    The Company has focused on maintaining balance between interest rate sensitive assets and liabilities and repricing frequencies. An important element of this focus has been to emphasize variable rate loans and investments funded by deposits which also mature or reprice over periods of twelve months or less.

    The following table presents, at December 31, 1997, loans and leases by maturity in each major category of the Company's portfolio. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications.

                                              At December 31, 1997
                                   -------------------------------------------
                                   Less than    One to       Over
                                   one year   five years  five years   Total
                                   ---------  ----------  ----------  --------
                                             (In thousands)
Commercial.......................   $ 65,049     $11,535      $1,568  $ 78,152
Real estate -- mortgage..........     15,530      19,192       5,540    40,262
Real estate -- construction......     26,506       1,179         101    27,786
Consumer.........................      7,507       3,838         387    11,732
Direct financing leases..........      2,781       5,626          --     8,407
                                    --------     -------      ------  --------
 Total loans and leases..........   $117,373     $41,370      $7,596  $166,339
                                    ========     =======      ======  ========

    Of the $49.0 million of loans and leases that mature after one year, approximately $48.1 million are fixed rate loans and leases and $914,000 are variable rate loans and leases.

Results of Operations

    The following table sets forth selected statement of income data for the periods indicated.

                                                                            Year ended
                                                                            December 31,
                                                                     --------------------------
                                                                       1997     1996     1995
                                                                     -------  -------  --------
                                                                          (In thousands)
Interest income....................................................  $18,147  $13,711  $11,231
Interest expense...................................................    7,016    5,323    4,400
                                                                     -------  -------  -------
Net interest income before provision for loan and lease losses.....   11,131    8,388    6,831
Provision for loan and lease losses................................      949      493      242
                                                                     -------  -------  -------
Net interest income after provision for loan and lease losses......   10,182    7,895    6,589
Noninterest income.................................................    3,303    1,794    1,191
Noninterest expense................................................   10,387    7,827    6,632
                                                                     -------  -------  -------
Income before income taxes.........................................    3,098    1,862    1,148
Provision for income taxes.........................................    1,245      762      432
                                                                     -------  -------  -------
Net income.........................................................  $ 1,853  $ 1,100  $   716
                                                                     =======  =======  =======

     Year ended December 31, 1997 compared to year ended December 31, 1996

     Overview. Net income increased 68.5%, to $1.9 million in 1997 from $1.1 million in 1996. This increase was primarily due to increases of $2.7 million in net interest income and $1.5 million in noninterest income, which were partially offset by increases in noninterest expense and income taxes. Return on average assets and return on average common equity were 0.83% and 12.21%, respectively, for 1997, compared with 0.64% and 11.47%, respectively, for 1996. Total assets increased by 38.5%, to $264.1 million at December 31, 1997 from $190.6 million at December 31, 1996, primarily as a result of an increase of $53.3 million in net loans and leases.

     Interest Income. Interest income increased 32.4%, to $18.1 million in 1997 from $13.7 million in 1996. This increase was caused primarily by an increase of $40.7 million in average loan and lease volume, which resulted in $4.1 million of additional interest income. The yield on average interest-earning assets increased to 9.00% from 8.93% as a result of a change in the mix of interest-earning assets from investments to higher yielding loans and leases. Yield on average investment securities decreased to 6.07% from 6.28%, and yields on average loans and leases decreased to 10.21% from 10.32%.

     Interest Expense. Interest expense increased 31.8%, to $7.0 million in 1997 from $5.3 million in 1996, primarily due to increased volume of interest-bearing liabilities. Average interest-bearing deposits increased $20.1 million and average interest-bearing liabilities increased $31.0 million, while the cost of interest-bearing liabilities increased to 4.60% from 4.38%. The volume increase resulted in $1.7 million in additional interest expense. The increase in cost of liabilities was primarily the result of a $9.7 million increase in higher cost certificates of deposit. The cost of interest-bearing deposits increased to 4.21% in 1997 from 3.81% in 1996.

     Provision for Loan and Lease Losses. The provision for loan and lease losses increased 92.5%, to $949,000 in 1997 from $493,000 in 1996. This increase was due to the increase in total loans and leases outstanding in 1997, and was not reflective of a deterioration of credit quality.

     Noninterest Income. Noninterest income increased 84.1%, to $3.3 million in 1997 from $1.8 million in 1996, primarily due to an increase of $1.1 million in lease revenue associated with operating leases. The Company believes that noninterest income has not grown at as high a rate as loans and leases and deposits, in part, because the Company provides customers with the option of paying for services in cash or by maintaining additional noninterest-bearing account balances. Although the use of compensating balances in lieu of fees decreases noninterest income, it increases the percentage of noninterest-bearing deposits. At December 31, 1997, 31.2% of deposits at the Bank were noninterest-bearing deposits.

     Noninterest Expense. Noninterest expense increased 32.7%, to $10.4 million in 1997 from $7.8 million in 1996. Of this increase, approximately $975,000 was additional personnel cost and $184,000 was related to increased occupancy expense. A substantial portion of the additional personnel and occupancy costs were due to additional staff hired, and office space leased, to accommodate growth. In addition, $1.2 million of the noninterest expense incurred was related to depreciation expense from operating leases.

     Year ended December 31, 1996 compared to year ended December 31, 1995

     Overview. Net income increased 53.6%, to $1.1 million in 1996 from $716,000 in 1995. This increase was primarily due to increases of $1.6 million in net interest income and $603,000 in noninterest income, which were partially offset by increases in noninterest expense and income taxes. Return on average assets and return on average common equity were 0.64% and 11.47%, respectively, for 1996, compared with 0.50% and 8.24%, respectively, for 1995. Total assets increased by 18.8%, to $190.6 million at December 31, 1996 from $160.4 million at December 31, 1995, primarily as a result of increases of $23.4 million in net loans and leases and $2.1 million in operating leases.

     Interest Income. Interest income increased 22.1%, to $13.7 million in 1996 from $11.2 million in 1995. This increase resulted primarily from increases of $20.1 million in average loan and lease volume and $12.0 million in the average balance of investment securities. The loan and lease volume increase resulted in $1.9 million of additional interest income, while the investment securities volume increase resulted in $580,000 of additional interest income. The yield on average interest-earning assets remained relatively constant from 1995 to 1996.

     Interest Expense. Interest expense increased 21.0%, to $5.3 million in 1996 from $4.4 million in 1995, primarily due to increased volume of interest-bearing liabilities. The increases in average interest-bearing deposits of $15.9 million and in average interest-bearing liabilities of $20.6 million were the primary causes of the increase in interest expense. The cost of interest-bearing liabilities increased only marginally. The volume increase resulted in $923,000 of additional interest expense. The increase in costs of liabilities was primarily the result of an $11.0 million increase in higher cost certificates of deposit. The cost of interest-bearing deposits increased only marginally.

     Provision for Loan and Lease Losses. The provision for loan and lease losses was increased 103.7%, to $493,000 in 1996 from $242,000 in 1995. This increase was due to the increase in total loans and leases outstanding in 1996, and was not reflective of a deterioration of credit quality.

     Noninterest Income. Noninterest income increased 50.6%, to $1.8 million in 1996 from $1.2 million in 1995, due to increases of $261,000 in lease revenue associated with operating leases, $123,000 in mortgage origination fees and $80,000 in service charges.

     Noninterest Expense. Noninterest expense increased 18.0%, to $7.8 million in 1996 from $6.6 million in 1995. Of this increase, approximately $898,000 was additional personnel cost and $302,000 was related to increased occupancy expense. A substantial portion of the additional personnel and occupancy costs were due to additional staff hired, and office space leased, to accommodate growth.

Liquidity and Capital Resources

      The Company's liquidity management objective is to ensure its ability to satisfy the cash flow requirements of depositors and borrowers and allow the Company to meet its own cash flow needs. The Company's primary source of funds historically has been customer deposits. Scheduled loan and lease repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan and lease prepayments, which are influenced by fluctuations in general interest rates, returns available on other investments, competition, economic conditions and other factors, are relatively unstable. Company borrowings may be used on a short-term basis to compensate for reductions in other sources of funds (such as deposit inflows at less than projected levels). Company borrowings may also be used on a longer term basis to support expanded lending activities and to match the maturity or repricing intervals of assets.

    Deposits increased by $65.8 million or 42.3% in 1997. The Company believes that the increase in deposits during 1997 was the result of (i) the continuing growth of Colorado Business Bank -- Boulder, (ii) the opening of Colorado Business Bank -- West and a second location in Littleton, (iii) increased marketing activities by the Company and (iv) customer dissatisfaction with service at large banks owned by regional bank holding companies. The Company anticipates that it will continue to rely primarily upon customer deposits, sales and maturities of investment securities, loan and lease sales and payments on loans and leases, as well as retained earnings, to provide liquidity to fund loans and leases and purchase investment securities.

    The Company believes that the proceeds from the Offering, together with the Company's cash flow, will be sufficient to support its operations for the foreseeable future. If, however, additional liquidity or regulatory capital is needed, the Company will be required to raise such capital by obtaining additional debt or equity financing, in either the public or private markets. There can be no assurance that such financing will be available to the Company upon acceptable terms or at all.

Effects of Inflation and Changing Prices

     The primary impact of inflation on the Company's operations is increased operating costs. Unlike most retail or manufacturing companies, virtually all of the assets and liabilities of a financial institution such as the Bank are monetary in nature. As a result, the impact of interest rates on a financial institution's performance is generally greater than the impact of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time, interest rates may not move in the same direction, or at the same magnitude, as inflation.

Year 2000 Compliance

     As a result of the conversion to the Jack Henry System, which is designed to be year 2000 compliant, the Company does not anticipate incurring any incremental costs in connection with year 2000 compliance. See "Risk Factors -- Conversion to New Data Processing System" and "-- Year 2000 Compliance."

Recent Accounting Pronouncements

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company has not determined the effects, if any, that SFAS No. 130 will have on the disclosures in the Consolidated Financial Statements.

     Also, in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has not determined the effects, if any, that SFAS No. 131 will have on the disclosures in the Consolidated Financial Statements.

                                    BUSINESS

General

     Colorado Business Bankshares, Inc. (the "Company") is a bank holding company headquartered in Denver, Colorado that owns Colorado Business Bank, N.A. (the "Bank"), a full-service, commercial banking institution with five locations in the Denver metropolitan area. As of December 31, 1997, the Company had total assets of $264.1 million, net loans and leases of $164.1 million and deposits of $221.1 million. The Bank provides a broad range of sophisticated banking products and services, including credit, cash management, investment, deposit and trust products, to its targeted customer base of small- and medium-sized businesses and high net worth individuals. Each of the Bank's locations operates as a separate community bank, with significant local decision-making authority. Support functions, such as accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, are provided centrally from the Company's downtown Denver office. As a result of this operating approach, the Company believes that it is well positioned as a community business bank, combining the elements of personalized service found in community banks with sophisticated banking products and services traditionally offered by larger regional banks. The Company believes that its market position and experienced personnel give it the potential to generate growth and financial returns in excess of industry averages.

     The Company acquired ownership of the predecessors of the Bank in September 1994 (the "Acquisition"). At that time, the Bank's operations were conducted through two separate banks -- Equitable Bank of Littleton, located in Littleton, Colorado, and The Women's Bank, located in downtown Denver. From December 31, 1994 to December 31, 1997, the Company's assets increased to $264.1 million from $143.9 million, an increase of 83.5%, its net loan and lease portfolio increased to $164.1 million from $70.6 million, an increase of 132.6%, and deposits increased to $221.1 million (31.2% of which were noninterest-bearing deposits) from $124.5 million, an increase of 77.6%. During that period, the Company made several changes in operations that it believes have had a significant positive impact on its business, including:

    . Assembled experienced management team. Since the Acquisition, the Company has assembled a senior management team comprised primarily of experienced Colorado banking professionals. These individuals brought to the Company a network of existing relationships with Denver metropolitan area businesses.

    . Established new locations in the Denver metropolitan area. The Bank established three new banking locations, each staffed with bankers experienced in their respective markets: a Boulder location, which was opened in November 1995, a second location in Littleton, which was opened in March 1997, and a location in West Denver, which was opened in December 1997. As of December 31, 1997, these three locations had grown to $31.0 million, $10.0 million and $37,000 in assets, respectively.

    . Expanded product and service offerings. Product and service offerings introduced since the Acquisition include (i) equipment leasing, (ii) a variety of new investment options and (iii) trust and estate administration services, including the administration of employee benefit plans. In addition, the Company has significantly expanded the capability of its commercial real estate lending department.

    . Consolidated banks. The Company consolidated its two bank charters into the Bank, which was renamed "Colorado Business Bank." The Company believes that, by placing all of its operations under the "Colorado Business Bank" standard, it has increased its name recognition, better described its market focus and eliminated duplicative regulatory functions and costs.

Growth Strategy

     The Company's objective is to build a highly profitable, customer-focused community banking network with assets in excess of $500 million by the end of the year 2000. The Company believes that its senior management and systems infrastructure are adequate to support growth to this level without incurring proportionate increases in general, administrative and other noninterest expenses. The Company plans to achieve this objective by (i) leveraging existing customer relationships and growing the Company's core business of providing loans and attracting deposits, (ii) de novo branching and (iii) introducing new product lines. The Company will also explore opportunities to expand through acquisitions of existing banks.

    . Internal growth. The Company believes that conditions in the Colorado banking market provide it with significant opportunities for internal growth. The market is currently dominated by a number of large regional financial institutions which have acquired Colorado-based bank holding companies. The Company believes that this consolidation has created gaps in the banking industry's ability to serve certain customers in the Denver metropolitan area because small- and medium-sized businesses often are not large enough to warrant significant marketing focus and customer service by these large banks. In addition, the Company believes that these banks often do not satisfy the needs of high net worth individuals who desire personal attention from experienced bankers. Similarly, the Company believes that many of the remaining independent banks in the area are unable to satisfy the needs of these businesses and individuals because, although these banks are dedicated to customer service, they do not provide the sophisticated banking products and services that such customers require. Through its ability to combine personalized service, experienced personnel who are established in their community, sophisticated technology and a broad product line, the Company believes that it will continue to achieve strong internal growth by attracting customers currently banking at both larger and smaller financial institutions and expanding its business with existing customers. A significant amount of the Company's loan and lease growth to date has resulted from pre-existing relationships between customers and the Bank's lending officers and senior management recruited by the Company.

    . De novo branching. The Company also intends to explore growth opportunities to expand through de novo branching in areas with high concentrations of the Company's target customers. The Company intends to use Colorado Business Bank -- Boulder as a model for further de novo branching. Colorado Business Bank -- Boulder opened in November 1995 with a staff of three experienced lending officers from the Boulder branch of a large regional bank. Operations are conducted in a relatively small office in an office building in downtown Boulder, rather than in a traditional, free-standing bank building, thereby substantially decreasing overhead. Colorado Business Bank -- Boulder achieved profitability in eight months and had grown to more than $31.0 million in assets as of December 31, 1997.

    . New product lines. In addition, the Company will seek to grow through the addition of new product lines. The Company's product development efforts are focused on providing enhanced credit, cash management, investment, deposit and trust products to its target customer base. For example, in March 1996, the Company formed CBL, an 80% owned equipment leasing subsidiary, which provides equipment leasing primarily to middle-market companies. CBL offers leasing programs for computers, telecommunications equipment, telephone systems, business furniture, manufacturing equipment, materials handling equipment and other capital equipment. Within the past few years, the Company has also greatly expanded its commercial real estate lending department to allow for the origination of larger and more complex real estate loans. In addition, the Company began to offer trust and estate administration services in March 1998. The Company believes that offering such complementary products allows it to both broaden its relationships with existing customers and attract new customers to its core business. In addition, the Company believes that the fees generated by these services will increase its noninterest income.

    . Acquisitions. The Company will consider acquisition candidates that present attractive opportunities to expand its business in its target market segment. However, the Company currently has no agreement, arrangement or understanding regarding the acquisition of any financial institution.

     The Company's approach to expansion is predicated on recruiting key personnel to lead new initiatives. While the Company normally considers an array of new locations and product lines as potential expansion initiatives, it generally will proceed only upon identifying quality management personnel with a loyal customer following in the community or product line that is the target of the initiative. The Company believes that, by focusing on individuals who are established in their community and are experienced in offering sophisticated banking products and services, it enhances its market position and adds profitable growth opportunities with limited credit risk.

Operating Strategy

     The Company believes that it has a competitive advantage due to its market position as a community business bank. The Company has adopted a multi-faceted strategy to maintain and enhance this market position, the principal elements of which include:

    . Assembling a top-quality team. In all areas of its operations, the Company focuses on attracting and retaining the highest quality personnel. A significant number of the Company's employees have previous work experience with larger banking organizations in the Denver marketplace and have been attracted to the Company's entrepreneurial culture and decentralized banking approach. The Company believes that such an experienced, quality team reduces the risks associated with pursuing its growth strategy.

    . Expanding existing banking relationships. The Company normally is not a transaction lender and typically requires that borrowers enter into a multiple product banking relationship with the Company, including deposits and cash management services, in connection with the receipt of credit from the Bank. The Company believes that such relationships provide it with the opportunity to introduce its customers to a broader array of the products and services offered by the Company and generate additional noninterest income. In addition, the Company believes that this philosophy aids in customer retention.

    . Emphasizing high quality customer service. The Company believes that its ability to offer high quality customer service provides it with a competitive advantage over many regional banks that operate in the Denver metropolitan area. Customer service is emphasized in all aspects of the Company's operations and is an integral component of its employee training programs. Moreover, the Company is constantly exploring methods to make banking an easier and more convenient process for its customers. For example, the Company has recently begun to offer a courier service to pick up deposits for customers who are not in close proximity to any of the Bank's five locations or simply do not have the time to go to the Bank.

    . Capitalizing on the use of technology. The Company believes that it has been able to distinguish itself from traditional community banks operating in its market through the use of technology, particularly in the area of depository relationships. Services currently offered by the Bank include controlled disbursement, lock box services, repurchase agreements and sweep investment accounts, and the planned conversion of the Company's data processing system will allow it to add several new customer services, including upgraded P.C. Banking and cash management products and check and document imaging, as well as a 24-hour voice response system, to its product portfolio. In addition to providing sophisticated services for its customers, the Company utilizes technology extensively in its systems and operational support functions in order to improve customer service, maximize profitability and provide management with the information and analyses necessary to manage the Company's growth effectively.

    . Achieving efficiencies and economies of scale through centralized administrative and support operations. The Company seeks to maximize operational and support efficiencies in a manner consistent with maintaining high quality customer service. Various management and administrative functions, including accounting, data processing, bookkeeping, credit administration, loan operations and investment and cash management services, have been consolidated at the Bank's downtown Denver office. The Company believes that this structure allows Bank personnel to focus on customer service and sales strategies adapted to each individual community that the Bank serves.

    . Maintaining asset quality and controlling interest rate risk. The Company seeks to maintain asset quality through a program that includes regular reviews of loans by responsible loan officers and monitoring of the loan and lease portfolio by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors. As of December 31, 1997, the Company's ratio of nonperforming loans and leases to total loans and leases was 0.49%. In addition, the Company seeks to control its exposure to changing interest rates by attempting to maintain an interest rate profile within a narrow range around an earnings neutral position.

Market Area Served

     The Company's current market area is the Denver metropolitan area, which is comprised of the counties of Denver, Boulder, Adams, Arapahoe, Douglas and Jefferson. This area is the most densely populated in the Rocky Mountain region. Total population is approximately 2.2 million, and the area has experienced net immigration of over 200,000 people since 1990. Employment in the Denver metropolitan area has become increasingly diversified across the manufacturing, financial services, tourism, transportation, technology, cable television, retail trade, services and government sectors. In 1996, Colorado achieved its tenth straight year of employment growth, with nonagricultural employment increasing 3.4% during the year to approximately 1.9 million.

     The Bank has one location each in downtown Denver, Boulder and West Denver, and two locations in Littleton. Downtown Denver is the business center of metropolitan Denver. Boulder has one of the highest concentrations of small businesses and affluent individuals in the Rocky Mountain region. West Denver contains a number of newer industrial and office parks. The Littleton locations serve a more residential area, including Highlands Ranch, one of the fastest growing communities in the Denver metropolitan area.

     While the Company's expansion initiatives will continue to focus on the Denver metropolitan area, it will consider adding locations in other geographic regions, either through de novo branching or acquisitions.

Lending Activities

     General. The Company provides a broad range of commercial and retail lending services, including commercial loans, commercial and residential real estate construction loans, commercial and residential real estate mortgage loans, consumer loans, revolving lines of credit and equipment lease financing. The Company's primary lending focus is on commercial lending to small- and medium-sized businesses that have annual sales of $2 million to $50 million and businesses and individuals with borrowing requirements of $200,000 to $3 million. As of December 31, 1997, substantially all of the Bank's outstanding loans and leases were to customers within the Denver metropolitan area.

     Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, principal amount and extent of other banking relationships between the Bank and the customer, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. As of December 31, 1997, approximately 54.4% of the loans in the Bank's portfolio were at interest rates that float with the Bank's base rate or some other reference rate.

     Credit Procedures and Review. The Company addresses credit risk through internal credit policies and procedures, including underwriting criteria, officer and customer lending limits, a multi-layered loan approval process for larger loans, periodic document examination, justification for any exceptions to credit policies, loan review and concentration monitoring. In addition, the Company provides ongoing loan officer training and review.

     The Company's loan approval process varies depending upon the size of the loan. Each of the Bank's senior loan officers has the authority to approve loans of up to $250,000. Other loan officers have the authority to approve loans of lower amounts up to limits set by the Bank's Board of Directors. Loans of between $250,000 and $500,000 must be approved by the Chief Executive Officer of the Bank or the President of Colorado Business Bank -- Denver. Loans in excess of $500,000 must be approved by the Bank's loan committee, which consists of most of the Bank's executive officers and certain other designated officers. In cases requiring expedited treatment, approvals may be made by a smaller sub-section of the committee.

     The Company has a continuous loan review process designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of reviewing, no less frequently than monthly, all past due loans in their respective portfolios. In addition, each of the loan officers establishes a watch list of loans to be reviewed monthly by the Bank's Board of Directors. The loan and lease portfolio is also monitored regularly by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors.

     Loan and Lease Portfolio Composition. The following table sets forth the composition of the Bank's loan and lease portfolio by type of loan or lease at the dates indicated.

                                                       At December 31,
                                             ------------------------------------
                                                   1997               1996
                                             ----------------    ----------------
                                              Amount      %       Amount      %
                                            ---------   -----   ---------   -----
                                                   (Dollars in thousands)
Commercial.................................  $ 78,152    47.6    $ 58,727    53.0
Real estate -- mortgage....................    40,262    24.6      24,491    22.1
Real estate -- construction................    27,786    16.9      19,119    17.3
Consumer...................................    11,732     7.2       8,266     7.5
Direct financing leases, net...............     8,407     5.1       1,805     1.6
                                             --------   -----    --------   -----
Loans and leases...........................   166,339   101.4     112,408   101.5
Less allowance for loan and lease losses...    (2,248)   (1.4)     (1,660)   (1.5)
                                             --------   -----    --------   -----
Net loans and leases.......................  $164,091   100.0    $110,748   100.0
                                             ========   =====    ========   =====

     Under federal law, the aggregate amount of loans that may be made to one borrower by the Bank is generally limited to 15% of the Bank's unimpaired capital, surplus, undivided profits and allowance for loan and lease losses (the "Individual Lending Limit"). See "Supervision and Regulation -- The Bank -- Restrictions on Loans to One Borrower." As of December 31, 1997, the Bank's Individual Lending Limit was $3.1 million. To accommodate customers whose financing needs exceed applicable lending limits, and to address portfolio concentration concerns, the Company sells loan participations to outside participants, including Hawthorne Colorado, Inc., an entity controlled by Messrs. Bangert and Ross. See "Certain Transactions." At December 31, 1997 and 1996, the outstanding balances of loan participations sold by the Company were $10.6 million and $3.5 million, respectively. The Company has retained servicing rights on all loan participations sold. In addition, the Company may purchase loan participations from other banks, although it has not done so to date. While the Company would use the same analysis in deciding whether or not to purchase a participation in a loan as it would in deciding whether to originate the same loan, the purchase of a significant amount of loan participations by the Company could decrease its control over the magnitude of risk in its loan and lease portfolio because the Company would not be able to control the ongoing relationship with the borrower after purchasing the participation.

     In the ordinary course of business, the Company enters into various types of transactions that include commitments to extend credit. The Company applies the same credit standards to these commitments as it applies to its other lending activities and has included these commitments in its lending risk evaluations. The Company's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments.

     Commercial Loans. Commercial lending, which is the primary focus of the Company's lending activities, consists of loans to small- and medium-sized businesses in a wide variety of industries. The Bank's areas of emphasis in commercial lending include, but are not limited to, loans to wholesalers, manufacturers and business services companies. The Company provides a broad range of commercial loans, including lines of credit for working capital purposes and term loans for the acquisition of equipment and other purposes. Commercial loans are generally collateralized by inventory, accounts receivable, equipment, real estate and other commercial assets and may be supported by other credit enhancements such as personal guarantees. However, where warranted by the overall financial condition of the borrower, loans may be made on an unsecured basis. Terms of commercial loans generally range from one to five years, and the majority of such loans have floating interest rates.

     Real Estate Mortgage Loans. Real estate mortgage loans include various types of loans for which the Company holds real property as collateral. The Company generally restricts commercial real estate lending activity to owner-occupied properties or to investor properties that are owned by customers with which the Company has a current banking relationship. Commercial real estate loans are made at both fixed and floating interest rates, with maturities generally ranging from five to seven years. The Bank's underwriting standards generally require that a commercial real estate loan not exceed 75% of the appraised value of the property securing the loan. In addition, the Company originates SBA loans on owner-occupied properties with maturities of up to 25 years in which the SBA finances up to 90% of the project cost and takes a security position that is subordinated to that of the Company. The Company also originates residential mortgage loans on a limited basis as a service to preferred customers.

     The primary risks of real estate mortgage loans include the borrower's inability to pay, material decreases in the value of the real estate that is being held as collateral and significant increases in interest rates, which may make the real estate mortgage loan unprofitable. The Company does not actively seek permanent mortgage loans for its own portfolio, but, rather, syndicates such loans to other financial institutions. However, on those permanent mortgage loans that are extended, the Company attempts to apply conservative loan-to-value ratios and obtain personal guarantees and generally requires a strong history of debt servicing capability and fully amortized terms of 15 years or less.

     Real Estate Construction Loans. The Company originates loans to finance construction projects involving one- to four-family residences. It provides financing to residential developers that the Company believes have demonstrated a favorable record of accurately projecting completion dates and budgeting expenses. The Company provides loans for the construction of both pre-sold projects and projects built prior to the location of a specific buyer, although loans for projects built prior to the identification of a specific buyer are provided on a more selective basis. Residential construction loans are due upon the sale of the completed project and are generally collateralized by first liens on the real estate and have floating interest rates. In addition, these loans are generally secured by personal guarantees to provide an additional source of repayment. The Company generally requires that a permanent financing commitment be in place before it makes a residential construction loan. Moreover, the Company generally monitors construction draws monthly and inspects property to ensure that construction is progressing as specified. The Company's underwriting standards generally require that the principal amount of the loan be no more than 75% of the appraised value of the completed construction project. Values are determined only by approved, independent appraisers.

     The Company also originates loans to finance the construction of multi-family, office, industrial and tax credit projects. These projects are predominantly owned by the user of the property or are sponsored by financially strong developers who maintain an ongoing banking relationship with the Company. The Company's underwriting standards generally require that the principal amount of these loans be no more than 75% of appraised value.

     The Company selectively provides loans for the acquisition and development of land for residential building projects by financially strong developers who maintain an ongoing banking relationship with the Company. The Company's underwriting standards generally require that the principal amount of these loans be no more than 65% of the appraised value.

     Consumer Loans. The Company provides a broad range of consumer loans to customers, including personal lines of credit, credit and debit cards, home equity loans and automobile loans. In order to improve customer service, continuity and customer retention, management of commercial banking customers often work with the same loan officer who handles their commercial banking relationship.

     Direct financing leases. The Company, through CBL, provides lease financing as a complement to its other lending services. These leases are structured as either operating or direct financing leases, with the Company retaining title to the leased assets as security for payment. Only direct financing leases are included in the Company's loan and lease portfolio. Operating leases are reported as investment in operating leases. Although the leasing program acts as a stand-alone product, it offers the opportunity to introduce leasing customers to other products and services offered by the Bank.

Nonperforming Assets

     The Company's nonperforming assets consist of nonaccrual loans and leases, restructured loans and leases, past due loans and leases and other real estate owned. The following table sets forth information with respect to these assets at the dates indicated.

                                                                       At December 31,
                                                                ----------------------------
                                                                  1997      1996      1995
                                                                --------  --------  --------
                                                                   (Dollars in thousands)
Nonperforming loans and leases:
  Loans and leases 90 days or more
    delinquent and still accruing interest....................  $    --   $    --   $    --
  Nonaccrual loans and leases.................................      470       234        --
  Restructured loans and leases...............................      341       348       616
                                                                 ------    ------    ------
    Total nonperforming loans and leases......................      811       582       616
Real estate acquired by foreclosure...........................       --       109       310
                                                                 ------    ------    ------
    Total nonperforming assets................................   $  811    $  691    $  926
                                                                 ======    ======    ======
Allowance for loan and lease losses...........................   $2,248    $1,660    $1,392
                                                                 ======    ======    ======
Ratio of nonperforming assets to total assets.................     0.31%     0.36%     0.58%
Ratio of nonperforming loans and leases to total loans
  and leases..................................................     0.49      0.52      0.69
Ratio of allowance for loan and lease losses to
  total loans and leases......................................     1.35      1.48      1.57
Ratio of allowance for loan and lease losses to
  nonperforming loans and leases..............................   277.19    285.22    225.97

     Accrual of interest is discontinued on a loan or lease when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan or lease is generally placed on nonaccrual status when it becomes 90 days past due. When a loan or lease is placed on nonaccrual status, all accrued and unpaid interest on the loan or lease is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan or lease balance until the collection of both principal and interest becomes reasonably certain. When the issues relating to a nonaccrual loan or lease are finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan or lease, which may necessitate additional charges to earnings.

     Restructured loans and leases are those for which concessions, including the reduction of interest rates below a rate otherwise available to the borrower, or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans and leases is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.

     The additional interest income that would have been recognized for the year ended December 31, 1997 if the Company's nonaccrual and restructured loans and leases had been current in accordance with their original terms, and the interest income on nonaccrual and restructured loans and leases actually included in the Company's net income for the year ended December 31, 1997, were not material.

     Real estate acquired by foreclosure includes deeds acquired under agreements with delinquent borrowers. Real estate acquired by foreclosure is appraised annually and is carried at the lesser of (i) fair market value less anticipated closing costs or (ii) the balance of the related loan. As of December 31, 1997, the Company did not own any real estate acquired in foreclosure proceedings or under agreements with delinquent borrowers.

     Potential Problem Loans and Leases. A potential problem loan or lease is one where management has serious doubts about the borrower's future performance under the terms of the loan or lease contract. These loans and leases are current as to the principal and interest and, accordingly, are not included in the nonperforming asset categories. However, further deterioration may result in the loan or lease being classified as nonperforming. Management monitors these loans and leases closely to protect the Company. At December 31, 1997, the Company held 17 loans and leases considered by management to be potential problem loans or leases with principal totaling approximately $2.5 million. The level of potential problem loans and leases is factored into the determination of the adequacy of the allowance for loan and lease losses.

Analysis of Allowance for Loan and Lease Losses

     The allowance for loan and lease losses represents management's recognition of the risks of extending credit and its evaluation of the quality of the loan and lease portfolio. The allowance for loan and lease losses is maintained at a level considered adequate to provide for anticipated loan and lease losses, based on various factors affecting the loan and lease portfolio, including a review of problem loans and leases, business conditions, historical loss experience, evaluation of the quality of the underlying collateral and holding and disposal costs. The allowance is increased by additional charges to operating income and reduced by loans and leases charged off, net of recoveries.

    The following table sets forth information regarding changes in the Company's allowance for loan and lease losses for the periods indicated.

                                                                                    Year ended
                                                                                   December 31,
                                                                              ---------------------
                                                                                 1997        1996
                                                                              ----------  ----------
                                                                              (Dollars in thousands)
Balance of allowance for loan and lease losses at beginning of period........  $  1,660    $ 1,392
                                                                               --------    -------
Charge-offs:
  Commercial.................................................................       356        275
  Real estate -- mortgage....................................................        --         --
  Real estate -- construction................................................        --         47
  Consumer...................................................................        38          6
  Direct financing leases....................................................        --         --
                                                                               --------    -------
    Total charge-offs........................................................       394        328
                                                                               --------    -------
Recoveries:
  Commercial.................................................................         6         61
  Real estate -- mortgage....................................................        --         --
  Real estate -- construction................................................        --         39
  Consumer...................................................................        27          3
  Direct financing leases....................................................        --         --
                                                                               --------    -------
    Total recoveries.........................................................        33        103
                                                                               --------    -------
Net (charge-offs) recoveries.................................................      (361)      (225)
Provisions for loan and lease losses charged to operations...................       949        493
                                                                               --------    -------
Balance of allowance for loan and lease losses at end of period..............  $  2,248    $ 1,660
                                                                               ========    =======
Ratio of net (charge-offs) recoveries to average loans and leases............     (0.26%)    (0.23%)
                                                                               ========    =======
Average loans and leases outstanding during the period.......................  $138,787    $98,075
                                                                               ========    =======

    The Company's lending personnel are responsible for continuous monitoring of the quality of the loan and lease portfolio. The loan and lease portfolio is monitored regularly by a loan review officer who reports directly to the Audit Committee of the Bank's Board of Directors. In addition, the Bank's Board of Directors reviews monthly reports of delinquent and potential problem loans. These reviews assist in the identification of potential and probable losses and also in the determination of the level of the allowance for loan and lease losses. The allowance for loan and lease losses is based primarily on management's estimates of possible loan and lease losses from the foregoing processes and historical experience. These estimates involve ongoing judgments and may be adjusted in the future, depending on economic conditions and changing portfolio performance. At December 31, 1997, the allowance for loan and lease losses equaled 1.35% of total loans and leases. See " -- Lending Activities."

    Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses.
The Company believes that its allowance for loan and lease losses is adequate to cover anticipated loan and lease losses. However, management may determine a need to increase the allowance for loan and lease losses, or regulators, when reviewing the Bank's loan and lease portfolios in the future, may request the Bank to increase such allowance. Either of these events could adversely affect the Company's earnings. Further, there can be no assurance that the Company's actual loan and lease losses will not exceed its allowance for loan and lease losses.

    Additions to the allowance for loan and lease losses, which are charged as expenses on the Company's income statement, are made periodically to maintain the allowance at the appropriate level, based on management's analysis of the potential risk in the loan and lease portfolio. The allowance for loan and lease losses is reduced by loans and leases charged off, net of amounts recovered from such loans and leases. The amount of the allowance is a function of the levels of loans and leases outstanding, the level of performing loans and leases, historical loan and lease loss experience, the amount of loan and lease losses actually charged against the reserve during a given period and current and anticipated economic conditions.

    The following table sets forth the allowance for loan and lease losses by category to the extent specific allocations have been determined relative to particular loans or leases. The unallocated portion of the allowance is intended to cover loss exposure related to potential problem loans or leases for which no specific allocation has been estimated and for the possible risk in the remainder of the loan and lease portfolio. Management believes that any allocation of the allowance into categories lends an appearance of precision which does not exist. The allocation table should not be interpreted as an indication of the specific amounts, by loan or lease classification, to be charged to the allowance. Management believes that the table is a useful device for assessing the adequacy of the allowance as a whole. The table has been derived in part by applying historical loan and lease loss ratios to both internally classified loans and leases and the portfolio as a whole in determining the allocation. The allowance is utilized as a single unallocated allowance available for all loans and leases.

                                                At December 31,
                               -------------------------------------------------
                                         1997                     1996
                               -----------------------  ------------------------
                                            Loans or                  Loans or
                                            leases in                 leases in
                                           category as               category as
                                          a percentage              a percentage
                                Amount      of total      Amount      of total
                                  of       gross loans      of       gross loans
                               allowance   and leases    allowance   and leases
                               ---------  ------------   ---------  ------------
                                            (Dollars in thousands)
Commercial....................    $  811       47.0%      $  510        52.2%
Real estate -- mortgage.......       296       24.2          189        21.8
Real estate -- construction...       318       16.7          237        17.0
Consumer......................        73        7.0           51         7.4
Direct financing leases.......        --        5.1           --         1.6
Unallocated...................       750         --          673          --
                                  ------      -----       ------       -----
      Total...................    $2,248      100.0%      $1,660       100.0%
                                  ======      =====       ======       =====

Investments

    The Company's investment portfolio is comprised of A-rated or better securities, with the majority of the portfolio either maturing or repricing within a one- to five-year period. The Company's practice is to purchase U.S. Treasury and U.S. Governmental Agency securities exclusively. The primary factors considered in the overall management of the securities portfolio are liquidity, yield, volatility, asset/liability management and the ability to pledge securities for public deposits. Since November 1994, the Company has selected primarily mortgage-backed securities which reprice annually. The Company's investment strategies are reviewed at the quarterly meetings of the Asset and Liability Management Committee.

    The Company's mortgage-backed securities are typically classified as available for sale. The Company's goals with respect to its securities portfolio are to (i) maximize safety and soundness, (ii) provide adequate liquidity, (iii) maximize rate of return within the constraints of applicable liquidity requirements and (iv) complement asset/liability management strategies.

    The following table sets forth the book value of the securities in the Company's investment portfolio by type at the dates indicated.

                                                          At December 31,
                                                       ---------------------
                                                         1997        1996
                                                       --------    ---------
                                                          (In thousands)
U.S. Treasury and U.S. government agency securities... $ 7,009      $15,822
Mortgage-backed securities............................  48,354       38,611
State and municipal bonds.............................   1,198        1,919
Federal Reserve and FHLB stock........................   2,012        1,054
Other investments.....................................     211          165
                                                       -------      -------
        Total......................................... $58,784      $57,571
                                                       =======      =======

     The following table sets forth the book value, maturity and approximate yield of the securities in the Company's investment portfolio at December 31, 1997.

                                                             Maturity
                            --------------------------------------------------------------------------
                              Within 1 year        1-5 years          5-10 years        Over 10 years    Total book value
                            -----------------   ----------------   ----------------   ----------------   ----------------
                             Amount  Yield(1)   Amount  Yield(1)   Amount  Yield(1)   Amount  Yield(1)   Amount  Yield(1)
                            -------  --------  -------  --------  -------  --------  -------  --------  -------  --------
                                                                 (Dollars in thousands)
U.S. Treasury and U.S.
  government agency
  securities............... $   500   6.14%    $ 6,509   5.66%    $    --      --%   $    --      --%   $ 7,009    5.69%
Mortgage-backed
  securities (2)...........  46,670   6.60       1,250   5.92         434    5.76         --      --     48,354    6.58
State and municipal
  bonds....................     210   6.32         978   7.04          10   10.20         --      --      1,198    6.94
Federal Reserve and
   FHLB stock..............      --     --          --     --          --      --      2,012    6.73      2,012    6.73
Other investments..........      --     --          --     --          --      --        211    9.50        211    9.50
                            -------   ----     -------   ----     -------   -----    -------    ----    -------    ----
      Total................ $47,380   6.60%    $ 8,737   5.85%    $   444    5.87%   $ 2,223    6.99%   $58,784    6.49
                            =======   ====     =======   ====     =======   =====    =======    ====    =======    ====

---------------------
(1) Yields do not include adjustments for tax-exempt interest, because the amount of such interest is not material.

(2) Mortgage-backed securities are generally one year or less adjustable rate securities.

Deposits

     The Company's primary source of funds has historically been customer deposits. The Company offers a variety of accounts for depositors, which are designed to attract both short-term and long-term deposits. These accounts include certificates of deposit ("CDs"), savings accounts, money market accounts, checking and negotiable order of withdrawal accounts and individual retirement accounts. At December 31, 1997, $69.1 million or 31.2% of the Company's deposits were noninterest-bearing deposits. The Company believes that it receives a large amount of noninterest-bearing deposits because it provides customers with the option of paying for services in cash or by maintaining additional noninterest-bearing account balances. However, since proposed changes in banking regulations would allow for the payment of interest on commercial accounts, there can be no assurance that the Company will be able to continue to maintain such a high level of noninterest-bearing deposits. Interest-bearing accounts earn interest at rates established by management based on competitive market factors and its desire to increase or decrease certain types of maturities or deposits. The

Company has not actively sought brokered deposits and does not currently intend to do so. The following table presents the average balances for each major category of deposits and the weighted average interest rates paid for interest-bearing deposits for the periods indicated.

                                                          For the year ended December 31,
                                             ------------------------------------------------------
                                                      1997                           1996
                                             -----------------------        -----------------------
                                                            Weighted                       Weighted
                                                            average                        average
                                             Average        interest        Average        interest
                                             balance          rate          balance          rate
                                             --------       --------        --------       --------
                                                             (Dollars in thousands)
NOW and money market accounts............... $ 66,222        3.23%          $ 63,037         3.09%
Savings.....................................    5,780        2.63              5,669         2.65
Certificates of deposit under $100,000......   16,942        5.18              9,872         4.51
Certificates of deposit $100,000 and over...   35,936        5.80             26,227         5.53
                                             --------                       --------
     Total interest-bearing deposits........  124,880        4.21            104,805         3.81
Noninterest-bearing deposits................   54,706          __             41,070           __
                                             --------                        -------
         Total deposits..................... $179,586        2.93%          $145,875         2.74%
                                             ========                       ========

    The following table sets forth the amount and maturity of CDs that had balances of more than $100,000 at December 31, 1997.

                                    At December 31,
Remaining Maturity                        1997
------------------                  ---------------
                                     (In thousands)
Less than three months..............     $29,828
Three months up to six months.......       8,387
Six months up to one year...........       7,976
One year and over...................       5,939
                                         -------
     Total..........................     $52,130
                                         =======


Short-Term Borrowings

     The Company's short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, which generally mature within 60 days. The following table sets forth information relating to the Company's short-term borrowings.

                                                                    At or for the year
                                                                    ended December 31,
                                                                 -------------------------
                                                                    1997          1996
                                                                 -----------   -----------
                                                                  (Dollars in thousands)
Federal funds purchased.........................................       --        $ 6,226
Weighted average interest rate at period end....................       --           5.87%
Securities sold under agreement to repurchase...................  $13,024        $ 3,422
Weighted average interest rate at period end....................     4.58%          4.89%
Maximum borrowings outstanding at any month end during the
  period........................................................  $25,251        $11,990
Average borrowings outstanding for the period...................   17,602          7,323
Weighted average interest rate for the period...................     5.21%          5.92%

Competition

     The banking business in the Denver metropolitan area is highly competitive and is currently dominated by a number of large regional financial institutions, including Norwest Corporation, U.S. Bancorp, Inc. (formerly First Bank System) Banc One Corporation, Zions Bancorporation, KeyCorp and Wells Fargo & Company. In addition to these regional banks, there are a number of community banks that operate in the area, including, Guaranty Bank and Trust Company, Colorado State Bank & Trust, First Bank Holding Company of Colorado and Union Bank and Trust. The Company competes for loans and deposits with other commercial banks (including those listed above), savings and loan associations, finance companies, credit unions and mortgage bankers. In addition to the traditional financial institutions, the Company also competes for loans with brokerage and investment banking companies, nonfinancial institutions, including retail stores that maintain their own credit programs, and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Particularly in times of high interest rates, the Company also faces significant competition for deposits from sellers of short-term money market securities and other corporate and government securities.

     By virtue of their larger capital bases or affiliation with larger multi-bank holding companies, many of the Company's competitors have substantially greater capital resources and lending limits than the Company and perform other functions that the Company offers only through correspondents. Interstate banking is permitted in Colorado, and, since January 1, 1997, unlimited state-wide branch banking is permitted. As a result, the Company may experience greater competition in its primary service areas. The Company's business, financial condition, results of operations and cash flows may be adversely affected by an increase in competition. Moreover, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies.

     The Company competes for loans and deposits principally through the scope and quality of the services it provides, interest rates and loan fees. The Company believes that its emphasis on personalized service enables it to compete favorably with larger financial institutions in its target market of small- to medium-sized businesses and high net worth individuals. The Company actively solicits deposit-related clients and competes for deposits by offering customers personal attention and professional service. The Company also believes that its technology-based cash management and short-term investment products provide it with a competitive advantage over other local community banks.

Data Processing Systems

     The Company is currently in the process of converting to the Jack Henry System, a data processing system that will provide the Company with the ability to offer more advanced services such as upgraded P.C. banking, a voice response system and check and document imaging. The Company anticipates investing approximately $1.8 million in converting to the Jack Henry System. The Company is scheduled to begin operating on the Jack Henry System in June 1998. In addition, unlike the Company's current data processing system, the Jack Henry System is designed to be year 2000 compliant. The Company has formed a Year 2000 Committee to oversee issues relating to its year 2000 compliance program The program calls for all critical systems to be certified as year 2000 compliant by December 31, 1998. See "Risk Factors -- Conversion to New Data Processing System" and "-- Year 2000 Compliance."

Facilities

     The Company presently leases an aggregate of approximately 59,000 square feet. The Company also owns a 22,500 square foot building and drive-up facility in downtown Denver, but has entered into a contract to sell this property for $275,000. Pursuant to the sale contract for this property, the Company has the option to lease the drive-up facility from the new owners of the building.

     The Company's Downtown Denver facility is approximately 40,500 square feet, of which 26,600 square feet are leased from Kesef, LLC ("Kesef"), an entity in which Jack Stern and Evan Makovsky (both directors of the Bank) and Messrs. Bangert, Lorenz and Ross each own a 20% interest, for approximately $22,200 per month. The remaining 13,900 square feet are subleased from another tenant in the building for approximately $3,400 per month. Kesef purchased the building from its previous owners in January 1998. The initial term of the lease with Kesef expires in June 1998, with an option to renew for an additional five-year term at 90% of then-current market rates. Rather than exercising its renewal option, the Company is currently renegotiating the lease to provide for a longer term and to provide the Company with the opportunity to improve the property. The Company anticipates that the new lease will have a ten-year term and will include an option by the Company to renew for additional terms. The new lease will also provide the Company with the right to make improvements on the leased space and to offset the costs of such improvements against lease payments on an amortized basis. Once the improvements have been made, monthly rental payments will increase. Payments under the new lease will be at 100% of market rental value (as determined by an independent market valuation report) at the commencement of the lease. In connection with the renegotiation of this lease, the Company will be moving some of its operations to other spaces within the same building and will be leasing approximately 5,000 square feet of additional space. See "Certain Transactions."

     The Company also leases facilities for its Boulder, West Denver and two Littleton locations. The two Littleton facilities include approximately 6,800 and 2,600 square feet of space, respectively, and current lease payments are approximately $7,600 and $1,800 per month, respectively. Colorado Business
Bank -- Boulder's facilities include approximately 2,900 square feet of space in downtown Boulder. Current lease payments are approximately $4,000 per month and will increase to $4,600 at the expiration of the current lease term in 2000. The Company plans to lease additional space to accommodate the anticipated growth of Colorado Business Bank -- Boulder. Colorado Business Bank -- West's facilities include approximately 3,500 square feet of space in Golden. Current lease payments are $3,000 per month.

Legal Proceedings

     Periodically and in the ordinary course of business, various claims and lawsuits which are incidental to the Company's business are brought against, or by, the Company. The Company believes that the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Employees

     As of December 31, 1997, the Company had approximately 120 employees, including 111 full-time employees. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

     The following table sets forth certain information with respect to the Company's directors, executive officers and key employees.


       Name             Age                     Position
--------------------    ---    -------------------------------------------
Steven Bangert           41    Chairman of the Board and Chief Executive
                               Officer

Jonathan C. Lorenz       46    Vice Chairman of the Board and President

Virginia K. Berkeley     45    President of Colorado Business Bank --
                               Downtown Denver and Director

Richard J. Dalton        41    Senior Vice President and Chief Financial
                               Officer

Lyne B. Andrich          31    Vice President and Controller

Darrell J. Schulte       43    President of Colorado Business Bank --
                               Littleton

Charles E. Holmes        41    President of Colorado Business Bank -- Boulder

Andrew L. Bacon          42    President of Colorado Business Bank -- West

K. Denise Albrecht       45    President of Community Trust Division

Richard M. Hall, Jr.     51    President of Colorado Business Leasing, Inc.

Mark S. Kipnis           50    Director

Noel N. Rothman          68    Director

Howard R. Ross           71    Director

     There are no family relationships among any of the directors, executive officers or key employees of the Company.

     At the annual meeting of the shareholders of the Company to be held in May 1998, the Company will propose that Michael B. Burgamy, age 52, and Timothy J. Travis, age 53, be elected to fill two newly created vacancies on the Board of Directors. Messrs. Burgamy and Travis have agreed to accept election to the Board of Directors. Their election is subject to regulatory approval.

     Steven Bangert has served as Chairman of the Board and Chief Executive Officer of the Company since September 1994. He also serves as Chairman of the Board of the Bank and a director of CBL. From August 1992 to present, Mr. Bangert has served as President and a director of Western Capital Holdings, Inc. ("Western Capital"), formerly the bank holding company for River Valley Bank -- Texas, located in McAllen, Texas. From March 1992 to July 1996, Mr. Bangert also served as Chairman of the Board of River Valley Bank -- Texas, and, from April 1988 to July 1994, he served as Vice Chairman of the Board and

Chief Executive Officer of River Valley Savings Bank -- Illinois, a financial institution with approximately $500 million of assets and locations in Chicago and Peoria, Illinois. From February 1994 to July 1996, Mr. Bangert served as a director and member of the Executive Committee of Lafayette American Bank. He holds a B.S. degree in business administration from the University of Nebraska -- Lincoln.

     Jonathan C. Lorenz has served as President and Vice Chairman of the Company since March 1995. He also serves as Vice Chairman of the Board and Chief Executive Officer of the Bank. From June 1993 to March 1995, Mr. Lorenz pursued various business investment opportunities, including the formation of First Western Growth Fund, a small business investment company. Mr. Lorenz was employed by Colorado National Bank ("CNB") in various capacities from September 1976 to June 1993. Mr. Lorenz' last position with CNB was Senior Vice President and Manager of Corporate Banking, where he was responsible for a $600 million commercial and real estate loan portfolio. He holds a B.A. degree in political science and an M.B.A. degree from the University of Colorado.

     Virginia K. Berkeley has served as President of Colorado Business Bank -- Downtown Denver since May 1995 and as a director of the Company since October 1995. Ms. Berkeley served as Senior Vice President and Manager of Business Banking of Bank One, Denver from January 1994 to May 1995. From December 1986 to January 1994, Ms. Berkeley held several positions with CNB, including President of CNB -- Tech Center and CNB -- Northeast. She holds a B.S. degree in economics from Purdue University and an M.B.A. degree from the University of Oklahoma.

     Richard J. Dalton has served as the Senior Vice President and Chief Financial Officer of the Company since January 1996. From August 1992 to January 1998, Mr. Dalton was the Vice President of Western Capital. From August 1992 to June 1996, Mr. Dalton served as the President and Chief Executive Officer of River Valley Bank -- Texas. He holds a B.S. degree in business administration from the University of Southern Colorado and an M.B.A. from the University of Colorado.

     Lyne B. Andrich has served as Vice President and Controller of the of the Company since May 1997. From November 1995 to May 1997, Ms. Andrich was a line of business reporting manager for Key Bank. From June 1989 to November 1995, Ms. Andrich served as an accounting manager and internal auditor for Bank One, Colorado, N.A. She holds a M.S. degree in accounting from the University of Florida.

     Darrell J. Schulte has served as President of Colorado Business Bank -- Littleton since May 1985. Mr. Schulte has been employed in the banking industry for 21 years. He holds a B.S. degree in finance from Colorado State University.

     Charles E. Holmes has served as President of Colorado Business Bank -- Boulder since June 1995. Mr. Holmes has been employed in the banking industry for 17 years. Mr. Holmes served as Vice President and Manager of Commercial Lending at Bank One -- Boulder from June 1992 to June 1995, where he was responsible for a $300 million loan portfolio. He holds a B.S. degree in business administration from Oklahoma State University.

     Andrew L. Bacon has served as President of Colorado Business Bank -- West since November 1997. From March 1997 to September 1997, Mr. Bacon served as Senior Vice President of UMB Bank. From June 1988 to December 1996, Mr. Bacon served as Senior Vice President in charge of the Commercial Banking Division at Norwest Bank -- Golden. He holds a B.A. degree in business administration from Colorado State University.

     K. Denise Albrecht has served as the President of Community Trust Division of the Company since October 1997. From May 1993 to October 1997, Ms. Albrecht served as Senior Vice President and Denver

Market Manager of the Trust Department of Bank One, Colorado, N.A. Ms. Albrecht was employed, in several capacities, with CNB from December 1988 to May 1993. From January 1993 to May 1993, Ms. Albrecht served as President of Colorado Capital Advisors, a subsidiary of CNB, and, from September 1988 to January 1993, she served as Vice President and Institutional Services Division Manager for CNB. She holds a B.S. degree in business administration and an M.B.A. from Northern Michigan University.

     Richard M. Hall, Jr. has served as President of CBL, the Company's equipment leasing subsidiary, since March 1996 and has been employed in the banking and financial services industry for 21 years. Prior to leading the formation of CBL, Mr. Hall served as President of Evergreen Lifetime Income, Inc., a development stage company in the reverse mortgage industry which was formed in March 1995. From March 1992 to February 1995, Mr. Hall was employed by CNB, where he served as a commercial banking division manager and as President of Colorado National Leasing, Inc., a subsidiary of CNB. He holds B.S. and M.S. degrees in business administration from Wichita State University and a graduate degree in banking from the Southwestern Graduate School of Banking at Southern Methodist University.

     Mark S. Kipnis has served as a director of the Company since September 1994. Since January 1998, he has also served as Vice President, Secretary and Corporate Counsel for Hollinger International Inc., a newspaper publishing company that is publicly traded on the New York Stock Exchange. From January 1979 to December 1997, Mr. Kipnis was a partner of the Chicago-based law firm of Holleb & Coff. He holds a B.S. degree in accounting from the University of Illinois and a J.D. degree from Northwestern University School of Law.

     Noel N. Rothman has served as a director of the Company since September 1994. Mr. Rothman is a private investor and has served as President of Namtor, Inc., a closely held business services company in which he is a principal shareholder, since September 1985. Mr. Rothman attended Wayne University.

     Howard R. Ross has served as a director of the Company since September 1994. Mr. Ross is a private investor and has served as President of H.R. Financial, Inc., a closely held investment company in which he is the principal shareholder, since May 1994. From August 1992 to present, he has served as a director of Western Capital, and, from August 1992 to July 1995, he served as Vice Chairman of the Board of River Valley Bank -- Texas. He holds a B.S. degree in mechanical engineering from the Illinois Institute of Technology.

     Michael B. Burgamy is a nominee for director of the Company. From 1991 to present, Mr. Burgamy has served as the president of Perky-Pet Products Co., a manufacturer of pet products and supplies. From 1976 to 1994, he was President of CGS Distributing, Inc., a wholesale distributor of lawn and garden supplies. He holds a B.S. degree in engineering management from the United States Air Force Academy.

     Timothy J. Travis is a nominee for director of the Company. Since 1981, Mr. Travis has been the President and Chief Executive Officer of Eaton Metal Products Company, with which he has been employed since 1958. Mr.
Travis is also a director of Stico Insurance Company.

Classified Board of Directors

     Subject to approval by the shareholders of the Company at the annual meeting of shareholders to be held in May 1998, the Company's Articles of Incorporation and Bylaws will provide for a classified board of directors. Assuming that the slate of directors to be nominated by management is elected and that regulatory approval for the election of Messrs. Burgamy and Travis is obtained, three class I directors,

Messrs. Lorenz and Kipnis, and Ms. Berkeley, will be elected for an initial term expiring at the 1999 annual meeting; three class II directors, Messrs.
Bangert, Rothman and Travis, will be elected for an initial term expiring at the 2000 annual meeting; and two class III directors, Messrs. Ross and Burgamy, will be elected for an initial term expiring at the 2001 annual meeting. All subsequent elections will be for successive three-year terms.

Director Compensation

     Each director who is not an employee of the Company is paid a director's fee of $1,000 for each meeting of the Board of Directors, or any committee thereof, attended by such director. Directors of the Company who also serve as officers do not receive additional compensation for their service as directors. All directors are reimbursed for expenses incurred in attending board and committee meetings.

Committees

     The Company's Board of Directors has an Audit Committee and a Compensation Committee.

     Assuming that the slate of directors nominated by management is elected at the annual shareholders meeting to be held in May 1998 and that regulatory approval for the election of Messrs. Burgamy and Travis is obtained, the Audit Committee will be comprised of Ms. Berkeley and Messrs. Kipnis, Burgamy and Travis. The Audit Committee is responsible for (i) making recommendations to the Board of Directors concerning the engagement of independent public accountants, (ii) consulting with the Company's independent public accountants with regard to the plan of audit, (iii) consulting directly with the Company's Chief Financial Officer on any matter that the Audit Committee or the Chief Financial Officer deems appropriate in connection with carrying out the audit,
(iv) reviewing the results of audits of the Company by its independent public accountants and certain regulatory agencies, (v) discussing audit recommendations with management and reporting results of its reviews to the Board of Directors, and (vi) performing such other functions as may be prescribed by the Board of Directors.

     Assuming that the slate of directors nominated by management is elected at the annual shareholders meeting to be held in May 1998 and that regulatory approval for the election of Messrs. Burgamy and Travis is obtained, the Compensation Committee will be comprised of Messrs. Ross, Rothman, Burgamy and Travis. The Compensation Committee is authorized to review the compensation of the executive officers and key employees of the Company and the Bank and to make recommendations to the Board of Directors concerning salaries, stock option grants and other forms of compensation, review recommendations to the Board of Directors concerning the compensation of directors and to perform such other functions as the Board of Directors may direct.

Executive Compensation

     The following table summarizes the compensation that the Company paid to its chief executive officer and each of its four next most highly compensated executive officers (the "Named Executive Officers") for the year ended December 31, 1997.

                           Summary Compensation Table

                                                                      Annual compensation
                                                                    -----------------------
Name and principal position                             Year          Salary        Bonus
---------------------------                             ----        ----------    ---------
Steven Bangert, Chief Executive Officer................ 1997        $125,000            --

Jonathan C. Lorenz, President.......................... 1997        $145,000       $39,000

Virginia K. Berkeley, President of Colorado
  Business Bank -- Downtown Denver..................... 1997        $106,000       $25,000

Richard M. Hall, Jr., President of Colorado Business
  Leasing, Inc......................................... 1997        $ 99,837       $26,236

Darrell J. Schulte, President of Colorado
  Business Bank -- Littleton........................... 1997        $ 90,000       $15,000

     The following table summarizes the value of the options held at the end of fiscal year 1997 by the Named Executive Officers. None of the Named Executive Officers exercised any options during 1997.

                                   Number of securities                Value of unexercised
                                  underlying unexercised               in-the-money options
                                  options at end of 1997                at end of 1997 (1)
                             --------------------------------     ------------------------------
        Name                   Exercisable      Unexercisable     Exercisable      Unexercisable
--------------------         -------------      -------------     -----------      -------------
Steven Bangert............       28,275                 --          $251,025         $     --
Jonathan C. Lorenz........       56,785             19,086           504,182          169,442
Virginia K. Berkeley......       11,781             16,494           102,094          138,931
Richard M. Hall, Jr.......           --                 --                --               --
Darrell J. Schulte........        4,948              9,661            42,679           77,517

--------------------
(1) Value based on the difference between $11.00 (the assumed initial public offering price) and the option exercise price, multiplied by the number of shares of Common Stock subject to such option.

Stock Incentive Plans

    1995 and 1997 Plans. In 1995 and 1997, respectively, the Company adopted a 1995 Incentive Stock Option Plan (the "1995 Plan") and a 1997 Incentive Stock Option Plan (the "1997 Plan") to provide long-term incentives in the form of stock options to the key employees of the Company and its subsidiaries. The 1995 and 1997 Plans provide for the authorization of an aggregate of 298,961 shares of Common Stock for issuance thereunder.

    The 1995 and 1997 Plans, which are identical, except with respect to the number of shares authorized for issuance thereunder, are both administered by the Compensation Committee of the Company's Board of Directors. Subject to the terms of the 1995 or 1997 Plan (as applicable), the Compensation Committee determines the key employees to whom options are granted, the number of shares subject to the options, the type of consideration to be paid to the Company upon exercise of options, and the term of any option (which cannot exceed ten years). One-fourth of the options included in each grant under either the 1995 Plan or the 1997 Plan vest on each of the first four anniversaries of the grant.

     Under both the 1995 and 1997 Plans, the Company may grant incentive stock options ("Incentive Stock Options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended. Incentive Stock Options may not be granted at an exercise price of less than the fair market value of the Common Stock on the date of grant and may not have a term exceeding ten years. The exercise price of Incentive Stock Options granted to holders of more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of the grant, and the term of these options cannot exceed five years. Incentive Stock Options granted pursuant to either the 1995 or 1997 Plan may not be exercised more than three months after the option holder ceases to be an employee of the Company or its subsidiaries, except that, in the event of the death or permanent and total disability of the option holder, the option may be exercised by the holder (or his or her estate, as the case may be) for a period of up to one year after the date of death or permanent and total disability.

     As of December 31, 1997, options had been granted under the 1995 and 1997 Plans to purchase 245,051 shares of Common Stock at a weighted average exercise price of $3.12 per share.

     Both the 1995 and 1997 Plans provide that the total number of shares covered by such plan, the number of shares covered by each option or performance award and the exercise price per share will be proportionately adjusted by the Company in the event of a stock split, reverse stock split, stock dividend or similar capital adjustment effected without receipt of consideration by the Company.

     1998 Plan. The Colorado Business Bankshares, Inc. 1998 Stock Incentive Plan (the "1998 Plan") was adopted by the Board of Directors, subject to shareholder approval, in April 1998. As currently in effect, the maximum number of shares authorized to be issued under the 1998 Plan is 225,000 shares of Common Stock, and the maximum number of shares underlying awards that may be granted to an individual employee in a calendar year is 22,500 shares of Common Stock. As of March 31, 1998, no awards had been granted under the 1998 Plan. The exercise price for options granted under the 1998 Plan must be at least equal to 100% of the fair market value of the Common Stock on the date of grant. The 1998 Plan permits the granting of stock options, including Incentive Stock Options and non-qualified stock options. The purpose of the 1998 Plan is to reward and provide incentives for executive officers and key employees of the Company by providing them with an opportunity to acquire an equity interest in the Company, thereby increasing their personal interest in its continued success and progress.

     The 1998 Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers) who will receive awards under the 1998 Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be Incentive Stock Options or non-qualified stock options, and the terms and conditions of the options (which may vary from grantee to grantee). The number of shares available under the 1998 Plan and the exercise price of the options granted thereunder are subject to adjustment to reflect stock splits, stock dividends, recapitalizations, mergers or other major corporate actions.

     The Compensation Committee also has the authority under the 1998 Plan to grant stock appreciation rights ("SARs") to employees. SARs confer on the holder a right to receive, upon exercise, the excess of the fair market value of one share of Common Stock on the date of exercise over the grant price of the SAR as specified by the Compensation Committee, which price may not be less than 100% of the fair market value of one share of Common Stock on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Compensation Committee.

     The Compensation Committee is also authorized to grant restricted stock, restricted stock units, performance awards, dividend equivalents or other stock-based awards pursuant to the 1998 Plan.

     The Board of Directors may discontinue, amend, or suspend the 1998 Plan in a manner consistent with the its provisions, provided such changes do not violate the federal or state securities laws.

Employment Agreements

     The Company has entered into employment agreements with each of Jonathan C. Lorenz, Virginia K. Berkeley, Richard M. Hall, Jr. and Darrell J. Schulte. Each such agreement is terminable at will by the Company or the employee and provides for annual salary, the use of a Company automobile, expenses related to membership at a country, health or social club and eligibility for a bonus and stock option grants. Each such agreement provides that, during the term of the agreement and for one year thereafter, the employee is prohibited from soliciting any employees or customers of the Company or the Bank. In the event that the Company terminates the employment agreement for reasons other than "for cause," or the Company constructively discharges the employee (for example, by materially decreasing his or her responsibilities or decreasing his or her compensation) or the employee's employment is terminated because of disability or death, the Company is required to pay the employee one full year of salary (including bonus) and maintain all other benefits for one full year after termination. Moreover, each such employment agreement requires the Company to make a lump sum payment to such employee in an amount equal to a multiple of such employee's annual compensation in the event that their employment is terminated within two years of the occurrence of certain types of changes of control of the Company or the Bank. As of December 31, 1997, the estimated payments that would be due to Mr. Lorenz, Ms. Berkeley, Mr. Hall and Mr. Schulte upon a termination of employment after such a change in control were $653,000, $385,000, $101,000 and $236,000, respectively.

Limitation of Directors' and Officers' Liability and Indemnification

     The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent now or hereafter permitted by Colorado law. Under such provisions, any director or officer who, in his or her capacity as such, is made, or threatened to be made, a party to any suit or proceeding will be indemnified if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Articles of Incorporation, Bylaws and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

     In addition, the Articles of Incorporation provide that, to the fullest extent now or hereafter permitted by Colorado law, the Company's directors will not be liable for monetary damages for breach of their fiduciary duty of care to the Company and its shareholders. This provision in the Articles of Incorporation does not eliminate the directors' fiduciary duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Colorado law. Each director will continue to be subject to liability for breach of his or her duty of loyalty to the Company and its shareholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for certain activities prohibited by Colorado law (relating primarily to the unlawful payment of dividends or repurchase of stock), or for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The Company believes that these provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions allow directors to perform their duties in good faith, without concern for the application of monetary liability on a retrospective basis in the event that a court determines that their conduct was negligent.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

    The Company maintains directors' and officers' liability insurance with a $1.5 million limit per year per occurrence. The Company pays annual premiums and expenses relating to the policy of approximately $10,000 per year. There can be no assurance that coverage will continue to be available at a cost that the Company considers reasonable.

          Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

     The executive officers, key employees, directors and principal shareholders of the Company, members of their immediate family and businesses in which they hold controlling interests are customers of the Company, and it is anticipated that such parties will continue to be customers of the Company in the future. All outstanding loans and extensions of credit by the Company to these parties were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons, and, in the Company's opinion, do not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 1997, the aggregate balance of the Company's loans and advances under existing lines of credit to these parties was approximately $2.1 million, or 1.3% of the Company's total loans.

     In consideration for their agreement to personally guarantee the Company's $10.5 million loan from ANB, Messrs. Bangert and Ross were each paid $2,500 per quarter for each of the first three quarters of 1995. Messrs. Bangert and Ross agreed to forego further payment for the guarantees as of October 1995, and ANB released them from such guarantees, effective July 1996.

     From time to time, Hawthorne Colorado, Inc. ("Hawthorne"), an entity controlled by Messrs. Bangert and Ross, purchases participations in loans originated by the Company that the Company does not fund fully because of its legal lending limit or in order to manage portfolio concentration. To date, Hawthorne has participated in 14 real estate loans, with an aggregate participation commitment of $12.2 million, of which five loans, with an aggregate balance of $2.8 million, were outstanding as of December 31, 1997. The Company believes that the terms of such participations were commensurate with what would be negotiated in similar transactions between unrelated third parties. Hawthorne receives interest on the portion of such loans funded by it at the same rate as the Bank does on the portion that it funds. In addition, Hawthorne receives a share of origination fees for such loans.

     The Company leases 26,600 square feet of its Downtown Denver facility from Kesef, an entity in which Jack Stern and Evan Makovsky (both directors of the Bank) and Messrs. Bangert, Lorenz and Ross each own a 20% interest, for approximately $22,200 per month. Kesef purchased the building from its previous owners in January 1998. The initial term of this lease expires in June 1998, with an option to renew for an additional five-year term at 90% of then-current market rates. Rather than exercising its renewal option, the Company is currently renegotiating the lease to provide for a longer term and to provide the Company with the opportunity to improve the property. The Company anticipates that the new lease will have a ten-year term and will include an option by the Company to renew for additional terms. The new lease will also provide the Company with the right to make improvements on the leased space and to offset the costs of such improvements against lease payments on an amortized basis. Once the improvements have been made, monthly rental payments will increase. Payments under the new lease will be at 100% of market rental value (as determined by an independent market valuation report) at the commencement of the lease. In connection with the renegotiation of this lease, the Company will be moving some of its operations to other spaces within the office building and will be leasing approximately 5,000 square feet of additional space.

     In July 1997, the Bank committed to purchase up to $500,000 of limited partnership interests in Prairie Capital Mezzanine Fund, L.P. ("Prairie Capital"), an investment fund, having $24 million of total capital commitments, that makes subordinated debt and preferred stock investments in a wide variety of small businesses throughout the United States. Prairie Capital is licensed as a Small Business Investment Company (an "SBIC"). The Company intends to refer companies in its market area requiring this type of investment capital to Prairie Capital. Messrs. Bangert and Ross act as consultants to Prairie Capital and have invested in the fund individually. As of December 31, 1997, the Bank's aggregate investment in Prairie Capital was $61,000, and the Bank was subject to additional capital calls pursuant to which it may be required to invest additional capital of $439,000 in the fund. To date, Messrs. Bangert and Ross have each received $60,000 in consulting fees from Prairie Capital, and they are each entitled to receive a final payment of $20,000 in June 1998. In addition, Messrs. Bangert and Ross are members of the advisory board of Prairie Capital. The general partner of Prairie Capital has agreed to make certain payments to the Bank and Messrs. Bangert and Ross (pro rata, in proportion to their respective investments in the fund) following the liquidation of the investment fund in the event that they do not realize an internal rate of return of at least 25% on their investments in the fund.

                           SUPERVISION AND REGULATION

     The Company and the Bank are extensively regulated under federal and Colorado law. These laws and regulations are primarily intended to protect depositors and federal deposit insurance funds, not shareholders of the Company. The following information summarizes certain material statutes and regulations affecting the Company and the Bank and is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material adverse effect on the business, financial condition, results of operations and cash flows of the Company and the Bank. The Company is unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on its business and earnings in the future.

The Holding Company

     General. The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Company is required to file an annual report with the FRB and such other reports as the FRB may require pursuant to the BHCA.

     Acquisitions. As a bank holding company, the Company is required to obtain the prior approval of the FRB before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or bank holding company. The FRB will not approve any acquisition, merger or consolidation that would result in substantial anti-competitive effects, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the public. In reviewing applications for such transactions, the FRB also considers managerial, financial, capital and other factors, including the record of performance of the applicant and the bank or banks to be acquired under the Community Reinvestment Act of 1977, as amended (the "CRA"). See "-- The Banks -- Community Reinvestment Act."

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the "1994 Act"), which became effective September 29, 1995, displaces state laws governing interstate bank acquisitions. Under the 1994 Act, a bank holding company can acquire a bank outside of its home state without regard to local law. Thus, an out-of-state holding company could acquire the Bank, and the Company could acquire a bank outside of Colorado.

     All acquisitions pursuant to the 1994 Act require regulatory approval. In reviewing applications under the 1994 Act, an applicant's record under the CRA must be considered, and a determination must be made that the transaction will not result in any violations of federal or state antitrust laws. In addition, there is a limit of 25% on the amount of deposits in insured depository institutions in Colorado that can be controlled by any bank or bank holding company.

     The 1994 Act also permits bank subsidiaries of a bank holding company to act as agents for affiliated institutions by receiving deposits, renewing time deposits, closing loans, servicing loans and receiving payments on loans. As a result, a relatively small Colorado bank owned by an out-of-state holding company could make available to customers in Colorado some of the services of a larger affiliated institution located in another state.

     Permissible Activities. A bank holding company may not engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, a non-banking activity, unless such activity has been determined by the FRB to be closely related to banking or managing banks. The FRB has identified certain non-banking activities in which a bank holding company may engage without notice or prior approval of the FRB.

    Capital Adequacy. The FRB monitors, on a consolidated basis, the capital adequacy of bank holding companies that have total assets in excess of $150 million by using a combination of risk-based and leverage ratios. Failure to meet the capital guidelines may result in the application by the FRB of supervisory or enforcement actions. Under the risk-based capital guidelines, different categories of assets, including certain off-balance sheet items, such as loan commitments in excess of one year and letters of credit, are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. For purposes of the risk-based capital guidelines, total capital is defined as the sum of "Tier 1" and "Tier 2" capital elements, with Tier 2 capital being limited to 100% of Tier 1 capital. Tier 1 capital includes, with certain restrictions, common shareholders' equity, perpetual preferred stock (no more than 25% of Tier 1 capital being comprised of cumulative preferred stock or trust preferred stock) and minority interests in consolidated subsidiaries. Tier 2 capital includes, with certain limitations, perpetual preferred stock not included in Tier 1 capital, certain maturing capital instruments and the allowance for loan and lease losses (limited to 1.25% of risk-weighted assets). The regulatory guidelines require a minimum ratio of total capital to risk-weighted assets of 8% (of which at least 4% must be in the form of Tier 1 capital). The FRB has also implemented a leverage ratio, which is defined to be a company's Tier 1 capital divided by its average total consolidated assets. The minimum required leverage ratio for top-rated bank holding companies is 3%, but most companies are required to maintain an additional cushion of at least 100 to 200 basis points.

    The table below sets forth the Company's ratios of (i) total capital to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets and (iii) Tier 1 leverage ratio, at December 31, 1997, and as adjusted to give effect to the Offering.

                                                            At December 31, 1997
                                                ----------------------------------------------
                                                            As adjusted for the       Minimum
    Ratio                                       Actual         Offering (1)           required
    -----                                       ------      -------------------       --------
    Total capital to risk-weighted assets        7.6%              14.1%                8.0%
    Tier 1 capital to risk-weighted assets       6.4               12.9                 4.0
    Tier 1 leverage ratio                        4.9                9.9                 3.0

-------------------
(1) As adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

     Support of Banks. As discussed below, the Bank is also subject to capital adequacy requirements. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), the Company could be required to guarantee the capital restoration plan of the Bank, should the Bank become "undercapitalized," as defined in the FDICIA and the regulations thereunder. See "-- The Bank -- Capital Adequacy." The Company's maximum liability under any such guarantee would be the lesser of 5% of the Bank's total assets at the time it became undercapitalized or the amount necessary to bring the Bank into compliance with the capital plan. The FRB also has stated that bank holding companies are subject to the "source of strength doctrine," which requires bank holding companies to serve as a source of "financial and managerial" strength to their subsidiary banks.

     The FDICIA requires the federal banking regulators to take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, the FDICIA contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons, if the institution would be undercapitalized after any such distribution or payment.

     Monitoring of Year 2000 Compliance. Bank regulatory agencies have begun to monitor bank holding companies' and banks' readiness for the year 2000 as part of the regular examination process. In the event that a bank holding company or a bank is determined not to be satisfactorily prepared for the year 2000, it will be required to submit a written plan establishing a timetable for year 2000 compliance and periodic progress reports on its efforts to implement the plan. Failure to formulate a satisfactory plan, or to implement the plan successfully, could result in an enforcement action.

The Banks

     General. The Bank is a national banking association, the deposits of which are insured by the Bank Insurance Fund of the FDIC (the "FDIC"), and is subject to supervision, regulation and examination by the Office of the Comptroller of the Currency (the "OCC") and by the FDIC. Pursuant to such regulation, the Bank is subject to special restrictions, supervisory requirements and potential enforcement actions. The FRB's supervisory authority over the Company can also affect the Bank.

     Branching. The Colorado Revised Statutes were amended in 1991 to phase in open branching over a six-year period. Colorado law also provides a phase-in schedule for the conversion of an affiliate bank into a branch bank. Banks desiring to establish a de novo branch bank have been allowed to do so since January 1, 1993, though only one branch bank could initially be created. Since January 1, 1997, no limitations are placed on the number of branches a bank may establish, and any bank which has had its charter approved or conditionally or preliminarily approved on or after April 1, 1991, may, upon 30 days' written notice to the Colorado banking board or banking commissioner, be converted to a branch of any bank.

     Community Reinvestment Act. The CRA requires the Bank to adequately meet the credit needs of the communities in which it operates. The CRA allows regulators to reject an applicant seeking, among other things, to make an acquisition or establish a branch, unless it has performed satisfactorily under the CRA. Federal regulators regularly conduct examinations to assess the performance of financial institutions under the CRA. In its most recent CRA examination, the Bank received a satisfactory rating.

     Transactions with Affiliates. The Bank is subject to Section 23A of the Federal Reserve Act, which limits the amount of loans to, investments in, and certain other transactions with, affiliates of the Bank, requires certain levels of collateral for such loans or transactions, and limits the amount of advances to third parties that are collateralized by the securities or obligations of affiliates, unless the affiliate is a bank and is at least 80% owned by the Company. If the affiliate is a bank and is at least 80% owned by the Company, such transactions are generally exempted from these restrictions, except as to "low quality" assets, as defined under the Federal Reserve Act, and transactions not consistent with safe and sound banking practices. In addition,
Section 23A generally limits transactions with affiliates of the Bank to 10% of the Bank's capital and surplus and generally limits all transactions with affiliates to 20% of the Bank's capital and surplus.

      Section 23B of the Federal Reserve Act requires that certain transactions between the Bank and any non-bank affiliate must be on substantially the same terms, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with, or involving, non-affiliated companies or, in the absence of comparable transactions, on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, non-affiliated companies. The aggregate amount of the Bank's loans to its officers, directors and principal shareholders (or their affiliates) is limited to the amount of its unimpaired capital and surplus, unless the FDIC determines that a lesser amount is appropriate.

     A violation of the restrictions of Section 23A or Section 23B of the Federal Reserve Act may result in the assessment of civil monetary penalties on the Bank, or a person participating in the conduct of the affairs of the Bank or the imposition of an order to cease and desist.

     Dividend Restrictions. Dividends paid by the Bank are expected to provide substantially all of the Company's cash flow. The approval of the OCC is required prior to the declaration of any dividend by the Bank if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with the retained net profits for the preceding two years. In addition, the FDICIA provides that the Bank cannot pay a dividend if it will cause the Bank to be "undercapitalized," as discussed below.

     Examinations. The OCC periodically examines and evaluates national banks. Based upon such an evaluation, the examining regulator may revalue the assets of an insured institution and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of such assets.

     Capital Adequacy. Federal regulations establish minimum requirements for the capital adequacy of depository institutions that are generally the same as those established for bank holding companies. See "-- The Holding Company -- Capital Adequacy." Banks with capital ratios below the required minimum are subject to certain administrative actions, including the termination of deposit insurance and the appointment of a receiver, and may also be subject to significant operating restrictions pursuant to regulations promulgated under the FDICIA. See "-- The Holding Company -- Support of Banks."

     The following table sets forth the capital ratios of the Bank at December 31, 1997, and as adjusted to give effect to the Offering.

                                                             At December 31, 1997
                                                ----------------------------------------------
                                                            As adjusted for the       Minimum
    Ratio                                       Actual         Offering (1)           required
    -----                                       ------      -------------------       --------
    Total capital to risk-weighted assets        11.6%             13.9%                 8.0%
    Tier 1 capital to risk-weighted assets       10.3              12.7                  4.0
    Tier 1 leverage ratio                         7.6               9.4                  4.0

--------------------
(1) As adjusted to reflect the Offering (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom.

     Pursuant to the FDICIA, regulations have been adopted defining five capital levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Increasingly severe restrictions are placed on a depository institution as its capital level classification declines. An institution is critically undercapitalized if it has a tangible equity to total assets ratio less than or equal to 2%. An institution is adequately capitalized if it has a total risk-based capital ratio less than 10%, but greater than or equal to 8%, or a Tier 1 risk-based capital ratio less than 6%, but greater than or equal to 4% or a leverage ratio less than 5%, but greater than or equal to 4% (3% in certain circumstances). An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under these regulations, as of December 31, 1997, the Bank was well capitalized, which classification places no significant restrictions on the Bank's activities.

     Internal Operating Requirements. Federal regulations promote the safety and soundness of individual institutions by specifically addressing, among other things: (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; and (6) compensation and benefit standards for management officials.

     Real Estate Lending Evaluations. Federal regulators have adopted uniform standards for the evaluation of loans secured by real estate or made to finance improvements to real estate. The Bank is required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate for its size and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which are equal to or higher than the loan to value limitations established by the Company.

     Deposit Insurance Premiums. Under current regulations, FDIC-insured depository institutions that are members of the FDIC pay insurance premiums at rates based on their assessment risk classification, which is determined, in part, based on the institution's capital ratios and, in part, on factors that the FDIC deems relevant to determine the risk of loss to the FDIC. Assessment rates range from $0 to $0.27 per $100. The Bank currently does not pay an assessment rate on insured deposits. This classification for determination of assessment rate may be reviewed semi-annually.

     Restrictions on Loans to One Borrower. Under federal law, the aggregate amount of loans that may be made to one borrower by the Bank is generally limited to 15% of its unimpaired capital, surplus, undivided profits and allowance for loan and lease losses. The Bank seeks participations to accommodate borrowers whose financing needs exceed the Bank's lending limits.

     Monitoring of Year 2000 Compliance. Banking regulators monitor the year 2000 compliance of the Bank in the same manner as they do the compliance of the Company. See "-- The Holding Company -- Monitoring of Year 2000 Compliance."

Changing Regulatory Structure

     Regulation of the activities of national and state banks and their holding companies imposes a heavy burden on the banking industry. The FRB, OCC and FDIC all have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. These agencies can assess civil monetary penalties, issue cease and desist or removal orders, seek injunctions and publicly disclose such actions. Moreover, the authority of these agencies has expanded in recent years, and the agencies have not yet fully tested the limits of their powers.

     The laws and regulations affecting banks and bank holding companies have changed significantly in recent years, and there is reason to expect that changes will continue in the future, although it is difficult to predict the outcome of these changes. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. In particular, recently enacted and proposed legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of such legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized bank holding companies. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

Monetary Policy

     The Monetary policy of the FRB has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the FRB to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits. FRB monetary policies have materially affected the operations of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth, as of December 31, 1997, certain information regarding beneficial ownership of the Common Stock by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all of the Company's directors, executive officers and key employees as a group. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.


                                                                                    Percent of
                                                                                    outstanding
                                                                                    Common Stock
                                                      Number of shares      ----------------------------
                                                        beneficially           Before           After
Name of beneficial owner (1)                             owned (2)            Offering        Offering
----------------------------                          ----------------      -------------   ------------
Steven Bangert (3)...................................      1,023,183            20.9%          16.2%

Jonathan C. Lorenz (4)...............................        142,200             2.9            2.2

Virginia K. Berkeley (5).............................         26,390              --             --

Richard M. Hall, Jr..................................             --              --             --

Darrell J. Schulte (6)...............................         10,132              --             --

Mark S. Kipnis (7)...................................         82,403             1.7            1.3

Noel N. Rothman (8)..................................        705,494            14.4           11.2

Howard R. Ross (9)...................................        958,320            19.5           15.2

Edward W. Ross as Trustee for the Edward W. Ross
  Revocable  Trust...................................        325,935             6.7            5.2

All directors, executive officers and key employees
 as a group (13 persons)(2)..........................      3,052,032            61.8           48.2

----------------------
(1) Unless otherwise indicated, the address of each of the above-named shareholders is c/o Colorado Business Bankshares, Inc., 821 Seventeenth Street, Denver, Colorado 80202

(2) Does not include shares of Common Stock that may be purchased in the Offering. If all 90,000 shares of Common Stock that have been reserved for sale to directors, executive officers and key employees are purchased by such persons, directors, executive officers and key employees will beneficially own approximately 50.1% of the Common Stock after the Offering. See "Underwriting."

(3) Includes 28,275 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997 and 32,375 shares held jointly by Mr. Bangert and his wife. Also includes 105,981 shares held by Mr. Bangert's minor children.

(4) Includes 66,328 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997.

(5) Includes 14,137 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997.

(6) Includes 4,948 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997.

(7) Includes 9,425 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997.

(8) Includes 9,425 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997.

(9) Includes 28,275 shares which may be issued upon the exercise of options exercisable within 60 days of December 31, 1997 and 28,275 shares held by Mr. Ross' wife. Does not include 36,588 shares held by Mr. Ross' adult daughter and his grandchildren.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). Prior to the Offering, there has been no public market for the Common Stock. The Company has applied for the inclusion of the Common Stock on the Nasdaq National Market. However, there can be no assurance that a market for the Common Stock will develop or, if developed, that it will be sustained. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles") and Bylaws, copies of which are filed as exhibits to the registration statement of which this Prospectus forms a part.

Common Stock

     As of December 31, 1997, 4,874,968 shares of Common Stock were outstanding and held of record by 83 persons. Each holder of Common Stock is entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote; shareholders may not cumulate votes for the election of directors. Subject to the preferences accorded to the holders of outstanding shares of the Preferred Stock, if any, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. The ability of the Company to pay cash dividends in the future largely depends on the amount of cash dividends paid to it by the Bank. Capital distributions, including dividends, by the Bank are subject to federal and state regulatory restrictions tied to the Bank's earnings and capital. Upon the dissolution, liquidation or winding up of the Company, after payment of debts and expenses and payment of the liquidation preference, plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of shares of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

     The Company's Board of Directors has the authority, without approval of the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

     To date, the Board of Directors has created only one series of Preferred Stock, 1,500 shares of Series A Preferred Stock, all of which are outstanding and held of record by one person. All such shares will be redeemed with a portion of the proceeds of the Offering. For a description of the terms and conditions of the Series A Preferred Stock, see Note 9 of Notes to Consolidated Financial Statements.

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult, or to discourage, any attempt to obtain control of the Company by means of a merger, tender offer, proxy contest of otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles of Incorporation grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to, among other things, (i) vote separately as a class on any proposed merger or consolidation,
(ii) cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) elect directors having terms of office or voting rights greater than those of other directors, (iv) convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

     In addition, certain other provisions of the Company's Articles of Incorporation that are described below, either alone, in combination with each other or with the existence of authorized by unissued capital stock of the Company, may have the effect of discouraging, or making more difficult, an acquisition of the Company deemed undesirable by the Board of Directors.

Certain Charter and Bylaw Provisions

     Subject to approval by the shareholders of the Company at the annual meeting of shareholders to be held in May 1998, the Company's Articles of Incorporation and Bylaws will provide for a classified board of directors. Assuming that the slate of directors to be nominated by management is elected and that regulatory approval for the election of Messrs. Burgamy and Travis is obtained, three class I directors, Messrs. Lorenz and Kipnis, and Ms. Berkeley, will be elected for an initial term expiring at the 1999 annual meeting; three class II directors, Messrs. Bangert, Rothman and Travis, will be elected for an initial term expiring at the 2000 annual meeting; and two class III directors, Messrs. Ross and Burgamy, will be elected for an initial term expiring at the 2001 annual meeting. All subsequent elections will be for successive three-year terms.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is Corporate Stock Transfer, Inc.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, is acting as representative (the "Representative"), have severally agreed to purchase from the Company an aggregate of 1,400,000 shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

                                               Number of
                                              shares to be
      Underwriters                             purchased
      ------------                            ------------
      Dain Rauscher Wessels.................   1,400,000



                                                ---------
      Total..................................   1,400,000
                                                =========

     The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

     The Company and the Representative have agreed that the Underwriters will purchase the shares of Common Stock offered hereby at an initial public offering
price of $       per share, less Underwriting Discounts and Commissions of $
per share.

     Up to 90,000 shares of the Common Stock offered hereby have been reserved for sale to certain directors, executive officers and key employees of the Company who have expressed an interest in purchasing shares of Common
Stock in the Offering and who will each sign a 180-day lock up agreement as described below (the "Selected Purchasers"). The Underwriting Discounts and
Commissions will be reduced to $        per share with respect to sales to the
Selected Purchasers.

     The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the Price to Public, and to
certain dealers at such price less a concession not in excess of $       per
share.  The Underwriters may allow and such dealers may reallow a concession not
in excess of $       per share to certain other brokers and dealers. After the
Offering, the Price to Public, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 210,000 additional shares of Common Stock to cover overallotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the overallotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     In connection with the Offering, the Company has agreed to sell to the Representative, for nominal consideration, a warrant to purchase 100,000 shares of Common Stock (the "Warrant"). The Warrant will be exercisable at a price
equal to 120% of the initial public offering price ($       per share).  The
Warrant will be exercisable commencing one year from the date of this Prospectus and will remain exercisable for a period of four years after such date. The Warrant includes a net exercise provision pursuant to which the holder may convert the Warrant by, in effect, paying the exercise price using shares of Common Stock underlying such Warrant valued at the fair market value at the time of the conversion. For a period of one year after it is issued, the Warrant cannot be sold, transferred, assigned, pledged or hypothecated except to or among officers of the Representative and except for transfers by operation of law, by will or pursuant to the laws of descent and distribution. The Warrant contains anti-dilution provisions that adjust the exercise price and the number of shares issuable thereunder upon the occurrence of certain events, including, with certain exceptions, any stock dividend, stock split, stock combination, reorganization, reclassification, consolidation, merger, sale or similar transaction. The holders of the Warrant will have no voting, cash dividend or other rights as shareholders of the Company with respect to shares underlying the Warrant, unless the Warrant has been exercised. The Warrant grants to the holders thereof certain limited rights of registration of the Common Stock issuable upon exercise of such Warrant. Any profits realized by the Representative upon the sale of the Warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.

     The Company, its directors and executive officers, the Selected Purchasers and certain other shareholders, (who beneficially own an aggregate of 3,854,849 shares of the Common Stock outstanding before the Offering) have agreed with the Representative, for a period of 180 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the 1995 Plan, the 1997 Plan or the 1998 Plan), without the prior written consent of the Representative. See "Shares Eligible for Future Sale."

     Pursuant to the Underwriting Agreement entered into by the Company and the Underwriters in connection with the Offering, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

     In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representative. Among other factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of the Company, the state of the Company's business operation, an assessment of the Company's management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offering will be equal to or greater than the initial public offering price.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 6,274,968 shares of Common Stock outstanding (excluding 433,551 shares issuable upon the exercise of outstanding options and the Warrant). The 1,400,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act, by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 4,874,968 shares of Common Stock held by existing shareholders are "restricted securities" within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144, as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted securities were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

     Approximately 313,999 shares of the Common Stock that constitute restricted securities within the meaning of Rule 144 will be eligible for sale immediately following the date of this Prospectus in reliance on Rule 144. An additional 636,942 of such shares will be eligible for sale in reliance on Rule 144 commencing 90 days after the date of this Prospectus. The Company, its directors and executive officers, the Selected Purchasers and certain other shareholders, who hold, in the aggregate, approximately 3,854,849 shares, have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Representative for a period of 180 days from the date of this Prospectus.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market or the perception that such sales may occur could adversely affect the market price of the Common Stock offered hereby.

                            CHANGES IN ACCOUNTANTS

     In July 1996, Baird, Kurtz & Dobson purchased the Denver office of McGladrey & Pullen, LLP, which had previously acted as the Company's independent public accountants and thereby replaced McGladrey & Pullen, LLP as the Company's independent public accountants. The report of McGladrey & Pullen, LLP on the Company's financial statements as of and for the year ended December 31, 1995 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with McGladrey & Pullen, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements as of and for the year ended December 31, 1995. Prior to the purchase by Baird, Kurtz & Dobson of the McGladrey & Pullen, LLP office, the Company had not consulted with it regarding accounting principles.

     In July 1997, the Company's Board of Directors replaced Baird, Kurtz & Dobson with Deloitte & Touche LLP as the Company's independent public auditors. The report of Baird, Kurtz & Dobson on the Company's financial statements as of and for the year ended December 31, 1996 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Baird, Kurtz & Dobson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements as of and for the year ended December 31, 1996. Prior to retaining Deloitte & Touche LLP, the Company had not consulted with it regarding accounting principles.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Denver, Colorado. Sherman & Howard L.L.C., Denver, Colorado, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of and for the year ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Consolidated Financial Statements of the Company as of and for the year ended December 31, 1996 included in this Prospectus have been audited by Baird, Kurtz & Dobson, independent accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Consolidated Financial Statements of the Company for the year ended December 31, 1995 included in this Prospectus have been audited by McGladrey & Pullen, LLP, independent accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               OTHER INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus.
This Prospectus does not contain all information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement.

                    TABLE OF CONTENTS
-----------------------------------------------------------------

                                                         Page

INDEPENDENT AUDITORS' REPORTS....................... F-1, 2 and 3

CONSOLIDATED FINANCIAL STATEMENTS:

 Statements of Condition............................     F-4

 Statements of Income...............................     F-6

 Statements of Shareholders' Equity.................     F-7

 Statements of Cash Flows...........................     F-8

 Notes to Consolidated Financial Statements.........     F-10

The accompanying consolidated financial statements give effect to the completion of the 4.7125 for 1 split of the Company's outstanding common stock which will take place prior to the effective date of the offering. The following report is in the form that will be furnished by Deloitte & Touche LLP upon the completion of the stock split of the Company's outstanding common stock described in Note 13 to the consolidated financial statements and assuming that from April 3, 1998 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.



INDEPENDENT AUDITORS' REPORT

"Colorado Business Bankshares, Inc.
Denver, Colorado

We have audited the accompanying consolidated statement of condition of Colorado Business Bankshares, Inc. and subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

April 3, 1998 (May 18, 1998 as to the effects
 of the stock split described in Note 13)
Denver, Colorado"


DELOITTE & TOUCHE LLP

The accompanying consolidated financial statements give effect to the completion of the 4.7125 for 1 split of the Company's outstanding common stock which will take place prior to the effective date of the offering. The following report is in the form that will be furnished by Baird, Kurtz & Dobson upon the completion of the stock split of the Company's outstanding common stock described in Note 13 to the consolidated financial statements and assuming that from January 24, 1997 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.



INDEPENDENT ACCOUNTANTS' REPORT

"To the Board of Directors and Stockholders
Colorado Business Bankshares, Inc.
Denver, Colorado

We have audited the accompanying consolidated statement of condition of Colorado Business Bankshares, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colorado Business Bankshares, Inc. and subsidiaries as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

January 24, 1997
Denver, Colorado"

Baird, Kurtz & Dobson

The accompanying consolidated financial statements give effect to the completion of the 4.7125 for 1 split of the Company's outstanding common stock which will take place prior to the effective date of the offering. The following report is in the form that will be furnished by McGladrey & Pullen, LLP upon the completion of the stock split of the Company's outstanding common stock described in Note 13 to the consolidated financial statements and assuming that from January 12, 1996 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.



INDEPENDENT AUDITORS' REPORT

"To the Board of Directors and Stockholders
Colorado Business Bankshares, Inc.
Denver, Colorado

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Colorado Business Bankshares, Inc. and subsidiaries for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Colorado Business Bankshares, Inc. and subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

January 12, 1996
Denver, Colorado"

McGladrey & Pullen, LLP

COLORADO BUSINESS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


ASSETS                                                                                    1997                 1996

Cash and due from banks.............................................................. $ 15,075,000         $ 10,672,000

Federal funds sold...................................................................   12,700,000                   -
                                                                                      ------------         ------------

       Total cash and cash equivalents...............................................   27,775,000           10,672,000
                                                                                      ------------         ------------

Investment securities available for sale (cost of $41,456,000
  and $29,314,000, respectively).....................................................   41,630,000           29,457,000

Investment securities held to maturity (fair value of $15,189,000
  and $27,142,000, respectively).....................................................   14,931,000           26,895,000

Other investments....................................................................    2,223,000            1,219,000
                                                                                      ------------         ------------

       Total investments.............................................................   58,784,000           57,571,000
                                                                                      ------------         ------------

Loans and leases, net................................................................  164,091,000          110,748,000

Excess of cost over fair value of net assets acquired,
  at amortized cost..................................................................    5,116,000            5,550,000

Investment in operating leases.......................................................    3,297,000            2,076,000

Premises and equipment, net..........................................................    1,266,000            1,474,000

Accrued interest receivable..........................................................    1,331,000            1,114,000

Real estate acquired through foreclosure, net........................................            -              109,000

Deferred income taxes................................................................      777,000              448,000

Other................................................................................    1,622,000              883,000
                                                                                      ------------         ------------

TOTAL ASSETS......................................................................... $264,059,000         $190,645,000
                                                                                      ============         ============

See notes to consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                      1997                 1996

LIABILITIES:
  Deposits:
    Demand........................................................................... $ 69,069,000         $ 48,741,000
    NOW and money market.............................................................   75,164,000           63,276,000
    Savings..........................................................................    5,971,000            5,839,000
    Certificates of deposit..........................................................   70,854,000           37,454,000
                                                                                      ------------         ------------
      Total deposits.................................................................  221,058,000          155,310,000

  Federal funds purchased............................................................            -            6,226,000
  Securities sold under agreements to repurchase.....................................   13,024,000            3,422,000
  Advances from the Federal Home Loan Bank...........................................    3,260,000            4,400,000
  Note payable.......................................................................    7,500,000           10,000,000
  Accrued interest and other liabilities.............................................    1,792,000            1,098,000
                                                                                      ------------         ------------

      Total liabilities..............................................................  246,634,000          180,456,000

MINORITY INTEREST (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS' EQUITY:
  Cumulative preferred, $.01 par value; 2,000,000 shares
     authorized; 1,500 issued and outstanding, $1,000 liquidation
     preference......................................................................    1,500,000                    -
  Common, $.01 par value; 25,000,000 shares authorized;
    4,874,968 and 3,771,885 issued and outstanding, respectively.....................       49,000               38,000
  Additional paid-in capital.........................................................   11,933,000            7,965,000
  Retained earnings..................................................................    3,833,000            2,096,000
  Net unrealized appreciation on available for sale securities,
    net of income tax of $65,000 and $53,000, respectively...........................      110,000               90,000
                                                                                      ------------         ------------

      Total shareholders' equity.....................................................   17,425,000           10,189,000
                                                                                      ------------         ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................................... $264,059,000         $190,645,000
                                                                                      ============         ============

COLORADO BUSINESS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------


                                                                        1997                1996               1995
INTEREST INCOME:
  Interest and fees on loans and leases............................ $ 14,171,000        $ 10,117,000        $ 8,217,000
  Interest on investments..........................................    3,976,000           3,594,000          3,014,000
                                                                    ------------        ------------        -----------
    Total interest income..........................................   18,147,000          13,711,000         11,231,000

INTEREST EXPENSE:
  Interest on deposits.............................................    5,253,000           3,995,000          3,357,000
  Interest on short-term borrowings................................    1,031,000             445,000             93,000
  Interest on note payable.........................................      732,000             883,000            950,000
                                                                    ------------        ------------        -----------
    Total interest expense.........................................    7,016,000           5,323,000          4,400,000

NET INTEREST INCOME BEFORE PROVISION
  FOR LOAN AND LEASE LOSSES........................................   11,131,000           8,388,000          6,831,000

PROVISION FOR LOAN AND LEASE LOSSES................................      949,000             493,000            242,000
                                                                    ------------        ------------        -----------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN AND LEASE LOSSES........................................   10,182,000           7,895,000          6,589,000
                                                                    ------------        ------------        -----------

OTHER INCOME:
  Service charges..................................................      830,000             804,000            724,000
  Operating lease income...........................................    1,334,000             261,000                  -
  Other income.....................................................    1,139,000             729,000            467,000
                                                                    ------------        ------------        -----------
    Total other income.............................................    3,303,000           1,794,000          1,191,000
                                                                    ------------        ------------        -----------

OTHER EXPENSE:
  Salaries and employee benefits...................................    5,339,000           4,364,000          3,466,000
  Occupancy expenses, premises and equipment.......................    1,202,000           1,018,000            716,000
  Depreciation on leases...........................................    1,168,000             247,000                  -
  Amortization of intangibles......................................      501,000             639,000            697,000
  Other............................................................    2,177,000           1,559,000          1,753,000
                                                                    ------------        ------------        -----------
    Total other expenses...........................................   10,387,000           7,827,000          6,632,000
                                                                    ------------        ------------        -----------

INCOME BEFORE INCOME TAXES.........................................    3,098,000           1,862,000          1,148,000

PROVISION FOR INCOME TAXES.........................................    1,245,000             762,000            432,000
                                                                    ------------        ------------        -----------

NET INCOME......................................................... $  1,853,000        $  1,100,000        $   716,000
                                                                    ============        ============        ===========

EARNINGS PER SHARE:
  Basic............................................................ $       0.37        $       0.29        $      0.19
                                                                    ============        ============        ===========

  Diluted.......................................................... $       0.36        $       0.29        $      0.19
                                                                    ============        ============        ===========

See notes to consolidated financial statements.

COLORADO BUSINESS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                                                             Net
                                                                                                          Unrealized
                                                                                                          Appreciation
                                              Common Stock    Additional   Preferred Stock                on Available
                                           Shares               Paid-In    Shares              Retained    for Sale
                                           Issued     Amount    Capital    Issued   Amount     Earnings   Securities      Total

BALANCE, JANUARY 1, 1995................. 3,774,241  $ 38,000 $ 7,971,000       - $        -  $  280,000   $      -    $ 8,289,000

REDEMPTION OF COMMON STOCK...............    (2,356)        -      (6,000)      -          -           -          -         (6,000)

NET CHANGE IN UNREALIZED APPRECIATION
  ON AVAILABLE FOR SALE SECURITIES,
  net of income taxes of $40,000.........         -         -           -       -          -           -     68,000         68,000

NET INCOME...............................         -         -           -       -          -     716,000          -        716,000
                                          ---------  -------- -----------   ----- ----------  ----------   --------    -----------

BALANCE, DECEMBER 31, 1995............... 3,771,885    38,000   7,965,000       -          -     996,000     68,000      9,067,000

NET CHANGE IN UNREALIZED APPRECIATION
  ON AVAILABLE FOR SALE SECURITIES,
  net of income taxes of $13,000.........         -         -           -       -          -           -     22,000         22,000

NET INCOME...............................         -         -           -       -          -   1,100,000          -      1,100,000
                                          ---------  -------- -----------   ----- ----------  ----------   --------    -----------

BALANCE, DECEMBER 31, 1996............... 3,771,885    38,000   7,965,000       -          -   2,096,000     90,000     10,189,000

ISSUANCE OF COMMON STOCK................. 1,102,725    11,000   3,967,000       -          -           -          -      3,978,000

ISSUANCE OF PREFERRED STOCK..............         -         -           -   1,500  1,500,000           -          -      1,500,000

OPTIONS EXERCISED........................       358         -       1,000       -          -           -          -          1,000

DIVIDENDS PAID-PREFERRED
 ($12.93 per share)......................         -         -           -       -          -    (116,000)         -       (116,000)

NET CHANGE IN UNREALIZED APPRECIATION
  ON AVAILABLE FOR SALE SECURITIES,
  net of income taxes of $65,000.........         -         -           -       -          -           -     20,000         20,000

NET INCOME...............................         -         -           -       -          -   1,853,000          -      1,853,000
                                          ---------  -------- -----------   ----- ----------  ----------   --------    -----------

BALANCE, DECEMBER 31, 1997............... 4,874,968  $ 49,000 $11,933,000   1,500 $1,500,000  $3,833,000   $110,000    $17,425,000
                                          =========  ======== ===========   ===== ==========  ==========   ========    ===========

See notes to consolidated financial statements.

COLORADO BUSINESS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                       1997                 1996                1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................................... $  1,853,000         $  1,100,000       $    716,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Net accretion on securities...................................     (988,000)            (116,000)          (104,000)
    Depreciation and amortization.................................    2,141,000            1,247,000            828,000
    Provision for loan and lease losses...........................      949,000              493,000            242,000
    Deferred income taxes.........................................     (341,000)            (184,000)          (237,000)
    Gain on sale of premises and equipment........................            -               (1,000)            (5,000)
    Gain on sale of real estate acquired through
      foreclosure.................................................            -              (79,000)           (20,000)
  Changes in:
    Accrued interest receivable...................................     (217,000)             (34,000)           (30,000)
    Other assets..................................................   (1,962,000)            (270,000)          (272,000)
    Accrued interest and other liabilities........................      694,000             (163,000)           634,000
                                                                   ------------         ------------       ------------

        Net cash provided by operating activities.................    2,129,000            1,993,000          1,752,000

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of investment securities held to maturity..............   (2,024,000)         (13,261,000)       (18,365,000)
  Purchase of investment securities available for sale............  (25,809,000)          (8,444,000)       (24,343,000)
  Proceeds from maturities of investment
     securities held to maturity..................................   13,966,000            8,570,000         36,789,000
  Proceeds from maturities and sale of investment
    securities available for sale.................................   13,662,000            6,708,000          2,046,000
  Loan originations and repayments, net...........................  (55,513,000)         (24,040,000)       (16,997,000)
  Proceeds from sale of real estate acquired
     through foreclosure..........................................      109,000              389,000             70,000
  Purchase of premises and equipment..............................     (370,000)          (2,615,000)        (1,136,000)
  Proceeds from sale of premises and equipment....................      106,000                1,000             22,000
                                                                   ------------         ------------       ------------

        Net cash used in investing activities.....................  (55,873,000)         (32,692,000)       (21,914,000)

                                                                     (Continued)

COLORADO BUSINESS BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                       1997                 1996                1995

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand, NOW, money market,
   and savings account............................................. $ 32,348,000        $ 12,944,000       $  4,118,000
  Net increase in certificates of deposit..........................   33,400,000           4,853,000          8,905,000
  Net (decrease) increase in federal funds purchased...............   (6,226,000)          6,226,000                  -
  Net increase in securities sold under agreements
     to repurchase.................................................    9,602,000           1,341,000          2,081,000
  Advances from the Federal Home Loan Bank.........................   (1,140,000)          4,400,000                  -
  Payment on notes payable.........................................   (1,000,000)           (500,000)                 -
  Proceeds from issuance of common stock...........................    3,978,000                   -                  -
  Dividends paid on preferred stock................................     (116,000)                  -                  -
  Proceeds from options exercised..................................        1,000                   -                  -
  Redemption of stock..............................................           -                    -             (6,000)
                                                                    ------------        ------------       ------------

        Net cash provided by financing activities..................   70,847,000          29,264,000         15,098,000
                                                                    ------------        ------------       ------------


NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS.............................................   17,103,000          (1,435,000)        (5,064,000)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR................................................   10,672,000          12,107,000         17,171,000
                                                                    ------------        ------------       ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR...................................................... $ 27,775,000        $ 10,672,000       $ 12,107,000
                                                                    ============        ============       ============

SUPPLEMENTAL DISCLOSURES OF
  CASH INFORMATION:
  Cash paid during the year for:

    Interest....................................................... $  6,910,000        $  5,241,000       $  4,344,000
                                                                    ============        ============       ============

    Income taxes................................................... $  1,455,000        $    874,000       $    659,000
                                                                    ============        ============       ============


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  During the year ended December 31, 1997, the Company issued preferred stock of $1,500,000 in consideration for repayment of notes payable.

See notes to consolidated financial statements.                      (Concluded)

COLORADO BUSINESS BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   The accounting and reporting practices of Colorado Business Bankshares, Inc. ("Parent"), its wholly-owned subsidiary, the Colorado Business Bank, N.A. ("Bank"), and its 80% owned equipment leasing subsidiary, Colorado Business Leasing, Inc. ("Leasing"), collectively referred to as the "Company," conform to generally accepted accounting principles and prevailing practices within the banking industry.

   The Bank, formerly operating under two separate charters, is a full-service, commercial banking institution with five locations in the Denver metropolitan area. Leasing provides equipment leasing primarily to middle-market companies. In preparing its financial statements, management of the Company is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan and lease losses, the valuation of real estate acquired through foreclosures or in satisfaction of loans, lease residuals and valuation of property under operating leases. The following is a summary of the Company's significant accounting and reporting policies.

   Consolidation - The consolidated financial statements include the accounts of the Parent, the Bank and Leasing. All significant intercompany balances and transactions have been eliminated. Losses attributable to minority shareholders of Leasing have exceeded their capital contribution.

   Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1997 and 1996, cash equivalents consisted of federal funds sold.

   Investments - The Company classifies its investment securities as held to maturity, available for sale, or trading according to management's intent. As of December 31, 1997 and 1996, the Company has no trading securities.

   a. Investment Securities Held to Maturity - Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts.

   b. Investment Securities Available for Sale - Available for sale securities consist of bonds, notes, and debentures not classified as held-to-maturity securities. Unrealized holding gains and losses, net of tax are reported as a net amount in a separate component of shareholders' equity until realized.

   Premiums and discounts are recognized in interest income using the level-yield method over the period to maturity. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recorded as write-downs of the individual securities to their fair value and the related write-downs are included in earnings as realized losses. Gains and losses on disposal of securities are determined using the specific-identification method.

   Other investments, including primarily Federal Home Loan Bank and Federal Reserve Bank stock, are accounted for under the cost method.

   Loans and Leases - Loan and leases that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan and lease losses, deferred fees or costs on originated loans and leases, and unamortized premiums or discounts on purchased loans. Loan fees and certain costs of originating loans and leases are being deferred and the net amount is amortized over the contractual life of the related loans and leases. Interest is accrued and credited to income daily based on the principal balance outstanding. The accrual of interest income is generally discontinued when a loan or lease becomes 90 days past due as to principal and interest. When a loan is designated as nonaccrual, the current period's accrued interest receivable is charged against current earnings while any portions applicable to prior periods are charged against the allowance for loan and lease losses. Interest payments received on nonaccrual loans are applied to the principal balance of the loan.
   Management may elect to continue the accrual of interest when the loan is in the process of collection and the realizable value of collateral is sufficient to cover the principal balance and accrued interest.

   Net Investment in Direct Financing Leases - The Company has entered into various lease agreements which are accounted for as direct financing leases, in accordance with Statement of Financial Accounting Standards No. 13.

   Under this method, the present value of the future lease payments, the present value of the unguaranteed residual and initial direct costs are recorded as assets, which are equal to the fair value of the equipment leased. In each period, initial direct costs are amortized and interest income, which is included in income from direct financing leases, is recognized as a constant percentage return on the net investment in the lease.

   Residual values are established at lease inception equal to the estimated value, as determined by the Company, to be received from the equipment following termination of the initial lease. In estimating such values, the Company considers all relevant information and circumstances regarding the equipment and the lessee. Any permanent reduction in the estimated residual value of lease property is charged to operations in the period it occurs.

   Allowance for Loan and Lease Losses - The allowance for loan and lease losses is based primarily on management's estimate of probable losses, as determined by analysis of the loan and lease portfolio and historical experience as adjusted for other factors which, in management's judgment, deserve current recognition in estimating probable loan and lease losses. Loans and leases deemed uncollectible are charged to the allowance. Recoveries on loans and leases previously charged-off are added to the allowance.

   A loan is considered impaired when it is probable that the Company will not receive all amounts due according to the contractual terms of the loan. This includes loans that are nonaccrual loans and certain other loans classified by management. Interest is recognized for nonaccrual loans only upon receipt and only after all principal amounts are current according to the terms of the contract.

   Excess of Cost Over Fair Value of Net Assets Acquired - Excess of cost over fair value of net assets acquired is amortized by the straight-line method over 15 years. The Company periodically reviews such asset if changes in events or circumstances arise.

   Investment in Operating Leases - The Company has entered into various equipment leases accounted for as operating leases in accordance with Statement of Financial Accounting Standards No. 13. The equipment, which is reported as investment in operating leases, is depreciated over the estimated useful life or lease term, if shorter.

   Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization, which is calculated by the straight-line method over the estimated useful lives of the respective assets as follows:

          Office buildings                      20 to 40 years
          Furniture, fixtures and equipment      3 to 10 years

   Leasehold improvements are capitalized and amortized using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

   Real Estate Acquired through Foreclosure - Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management periodically evaluates the value of foreclosed assets held for sale and increases the valuation allowance for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations.

   Income Taxes - A deferred income tax liability or asset is recognized for temporary differences which exist in the recognition of certain income and expense items for financial statement reporting purposes in periods different than for tax reporting purposes. The provision for income taxes is based on the amount of current and deferred income taxes payable or refundable at the date of the financial statements as measured by the provisions of current tax laws.

   Earnings Per Share - Basic earnings per share is based on net income divided by the weighted average number of common shares outstanding during the period. The weighted average number of shares outstanding used to compute diluted earnings per share include the number of additional common shares that would be outstanding if the potential dilutive common shares and common share equivalents had been issued at the beginning of the year.

   Recent Accounting Pronouncements - In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that a company (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company has not determined the effects, if any, that SFAS No. 130 will have on the disclosures in the Consolidated Financial Statements.

   In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company has not determined what its reporting segments will be under SFAS No. 131.

2. INVESTMENTS

   The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                                     Gross           Gross          Estimated
                                                 Amortized        Unrealized      Unrealized           Fair
   December 31, 1997                               Cost              Gains          Losses            Value
   -----------------
   Available for sale securities:

     Mortgage-backed securities................ $ 36,957,000       $ 185,000        $  1,000       $ 37,141,000

     U.S. treasury.............................    1,499,000               -           1,000          1,498,000

     U.S. government agencies..................    3,000,000              -            9,000          2,991,000
                                                ------------       ---------        --------       ------------
                                                $ 41,456,000       $ 185,000        $ 11,000       $ 41,630,000
                                                ============       =========        ========       ============


                                                                     Gross           Gross          Estimated
                                                 Amortized        Unrealized      Unrealized           Fair
                                                   Cost              Gains          Losses            Value
   Held to maturity securities:

     U.S. government agencies.................. $  1,500,000       $       -        $  3,000       $  1,497,000

     Mortgage-backed securities................   11,213,000         239,000          23,000         11,429,000

     Obligations of states and
       political subdivisions..................    1,198,000          50,000               -          1,248,000

     U.S. treasury.............................    1,020,000               -           5,000          1,015,000
                                                ------------       ---------        --------       ------------

                                                $ 14,931,000       $ 289,000        $ 31,000       $ 15,189,000
                                                ============       =========        ========       ============

                                                                     Gross           Gross          Estimated
                                                 Amortized        Unrealized      Unrealized           Fair
   December 31, 1996                               Cost              Gains          Losses            Value
   -----------------
   Available for sale securities:

     Mortgage-backed securities................ $ 22,811,000       $ 238,000       $  76,000       $ 22,973,000

     U.S. treasury.............................    3,500,000           8,000               -          3,508,000

     U.S. government agencies
      and corporations.........................    3,003,000               -          27,000          2,976,000
                                                ------------       ---------       ---------       ------------

                                                $ 29,314,000       $ 246,000       $ 103,000       $ 29,457,000
                                                ============       =========       =========       ============


                                                                      Gross          Gross          Estimated
                                                  Amortized        Unrealized      Unrealized          Fair
                                                     Cost             Gains          Losses           Value
   Held to maturity securities:

     U.S. government agencies
       and corporations......................... $  7,804,000       $   2,000       $  7,000       $  7,799,000

     Mortgage-backed securities.................   15,638,000         256,000         27,000         15,867,000

     Obligations of states and
       political subdivisions...................    1,919,000          40,000          4,000          1,955,000

     U.S. treasury..............................    1,534,000           1,000         14,000          1,521,000
                                                 ------------       ---------       --------       ------------

                                                 $ 26,895,000       $ 299,000       $ 52,000       $ 27,142,000
                                                 ============       =========       ========       ============

   The amortized cost and estimated fair value of investments in debt securities at December 31, 1997 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                          Available for Sale                       Held to Maturity
                                                    --------------------------------        --------------------------------
                                                                       Estimated                               Estimated
                                                       Amortized         Fair                  Amortized         Fair
                                                         Cost            Value                   Cost            Value

   Due in one year or less......................       $    500,000    $    500,000            $    210,000    $    214,000
   Due after one year through five years........          3,999,000       3,989,000               3,498,000       3,536,000
   Due after five years through ten years.......                  -               -                  10,000          10,000
   Mortgage-backed securities...................         36,957,000      37,141,000              11,213,000      11,429,000
                                                       ------------    ------------            ------------    ------------

                                                       $ 41,456,000    $ 41,630,000            $ 14,931,000    $ 15,189,000
                                                       ============    ============            ============    ============

   During the years ended December 31, 1997, 1996 and 1995, there were no sales of held to maturity securities. Proceeds from sales of available for sale securities totaled $9,155,000, $0 and $2,046,000, respectively during the year ended December 31, 1997, 1996 and 1995. The related gross realized gains were $82,000, $0 and $20,000, respectively.

   Investment securities with an approximate fair value of $10,793,000 and $13,221,000 were pledged to secure public deposits of $8,976,000 and $9,677,000 at December 31, 1997 and 1996, respectively.

   Obligations of states and political subdivisions at December 31, 1997 and 1996 do not include any single issuer for which the aggregate carrying amount exceeds 10% of the Company's shareholders' equity.

   Other investments at December 31, 1997 consists primarily of Federal Home Loan Bank stock (carrying value $1,399,000) and Federal Reserve Bank stock (carrying value $613,000). In addition, the Bank had a $230,000 investment in a trust company which was liquidated in February 1998 at cost, and $61,000 in an investment partnership being accounted for on the cost method. The Bank has committed to investing up to $500,000 in the partnership. Certain shareholders and directors have also invested and received consulting fees from the partnership.

3. LOANS AND LEASES

   Categories of loans and leases, net of deferred fees at December 31, include:

                                                                                     1997                 1996
   Commercial.................................................................. $  78,152,000        $  58,727,000
   Real estate - mortgage......................................................    40,262,000           24,491,000
   Real estate - construction..................................................    27,786,000           19,119,000
   Consumer....................................................................    11,732,000            8,266,000
   Direct financing leases, net................................................     8,407,000            1,805,000
                                                                                -------------        -------------
                                                                                  166,339,000          112,408,000
   Less:  Allowance for loan and lease loss....................................     2,248,000            1,660,000
                                                                                -------------        -------------

                                                                                $ 164,091,000        $ 110,748,000
                                                                                =============        =============

   The majority of the Company's lending and leasing activities are with customers located in the Denver metropolitan area.

   In the ordinary course of business, the Company makes various direct and indirect loans to officers and directors of the Company and its subsidiaries at competitive rates. Activity with respect to officer and director loans is as follows for the years ended December 31, 1997 and 1996, respectively:

                                                                  1997               1996
                                                                  ----               ----
   Balance, beginning of period.............................. $ 2,201,000        $ 1,717,000

   New loans.................................................   4,867,000          2,709,000
   Principal paydowns and payoffs............................  (4,929,000)        (2,225,000)
                                                              -----------        -----------

   Balance, end of period.................................... $ 2,139,000        $ 2,201,000
                                                              ===========        ===========


   The recorded investment in loans that are considered to be impaired under SFAS No. 114 as amended by SFAS No. 118, was $811,000 and $582,000 at December 31, 1997 and 1996, respectively (all of which were on a non-accrual basis). The related impaired loan allowance for credit losses were

   $224,000 and $144,000 at December 31, 1997 and 1996, respectively. Interest of $33,000, $117,000 and $147,000 was recognized on average impaired loans of $697,000, $1,105,000, $1,630,000, during 1997, 1996 and 1995, respectively.
   The gross interest income that would have been recorded if the loans had been current in accordance with the original terms is insignificant for the years ended December 31, 1997, 1996 and 1995.

   The Company sells participations in loans to an entity controlled by the Chairman of the Board of Directors and a member of the Board of Directors at December 31, 1997. The amount of participations outstanding with the affiliate was $2,753,000.

   Transactions in the allowance for loan and lease loss are summarized as follows:

                                                                               Years Ended December 31,
                                                                       1997              1996              1995

   Balance, beginning of year..................................... $ 1,660,000       $ 1,392,000       $ 1,181,000
   Provision for loan and lease losses............................     949,000           493,000           242,000
                                                                   -----------       -----------       -----------
                                                                     2,609,000         1,885,000         1,423,000
   Losses charged off, net of recoveries of $33,000
     for 1997, $103,000 for 1996 and $14,000 for 1995.............    (361,000)         (225,000)          (31,000)
                                                                   -----------       -----------       -----------

   Balance, end of year........................................... $ 2,248,000       $ 1,660,000       $ 1,392,000
                                                                   ===========       ===========       ===========


4. INVESTMENT IN LEASES

   The Company is the lessor of equipment under agreements expiring in various future years. Certain of the equipment leases provide for additional rents, based on use in excess of stipulated minimum number of hours, and allow the lessees to purchase the equipment for fair value at the end of the lease terms.

   Property leased or held for lease to others under operating leases consists of the following at December 31, 1997 and 1996:

                                                                                    1997              1996

   Equipment................................................................... $ 4,290,000       $ 2,279,000
   Unamortized initial direct costs............................................      64,000            44,000
                                                                                -----------       -----------
                                                                                  4,354,000         2,323,000
   Less accumulated depreciation...............................................   1,057,000           247,000
                                                                                -----------       -----------

   Total....................................................................... $ 3,297,000       $ 2,076,000
                                                                                ===========       ===========

   The Company's net investment in direct financing leases consists of the following at December 31, 1997 and 1996:

                                                                                         1997              1996

   Minimum lease payments receivable................................................ $ 9,819,000       $ 2,115,000
   Unamortized initial direct costs.................................................     150,000            21,000
   Estimated unguaranteed residual values...........................................      17,000             2,000
   Unearned income..................................................................  (1,579,000)         (333,000)
                                                                                     -----------       -----------

   Total............................................................................ $ 8,407,000       $ 1,805,000
                                                                                     ===========       ===========

   At December 31, 1997, future minimum lease payments receivable under direct financing leases and noncancelable operating leases are as follows:

                                                                                        Direct
                                                                                      Financing         Operating
                                                                                       Leases             Leases

   1998............................................................................. $ 3,141,000       $ 1,400,000
   1999.............................................................................   2,870,000           934,000
   2000.............................................................................   1,884,000           571,000
   2001.............................................................................   1,333,000           102,000
   2002.............................................................................     490,000            -
   Thereafter.......................................................................     101,000            -
                                                                                     -----------       -----------

   Total............................................................................ $ 9,819,000       $ 3,007,000
                                                                                     ===========       ===========

5. PREMISES AND EQUIPMENT

   The major classes of premises and equipment are summarized as follows:

                                                                                             December 31,
                                                                                         1997              1996

   Building......................................................................... $   355,000       $   355,000
   Leasehold improvements...........................................................     951,000           693,000
   Furniture, fixtures, and equipment...............................................   2,049,000           772,000
                                                                                     -----------       -----------
                                                                                       3,355,000         1,820,000
   Accumulated depreciation.........................................................   2,089,000           346,000
                                                                                     -----------       -----------

                                                                                     $ 1,266,000       $ 1,474,000
                                                                                     ===========       ===========

6. CERTIFICATE OF DEPOSITS

   The composition of certificate of deposits is as follows:

                                                                                             December 31,
                                                                                       1997               1996

   Less than $100,000............................................................. $ 18,724,000       $  9,936,000
   $100,000 and more..............................................................   52,130,000         27,518,000
                                                                                   ------------       ------------

                                                                                   $ 70,854,000       $ 37,454,000
                                                                                   ============       ============

   Related interest expense is as follows:

                                                                              Years Ended December 31,
                                                                      1997              1996              1995

   Less than $100,000............................................. $   877,000       $   445,000       $   349,000
   $100,000 and more..............................................   2,083,000         1,450,000           843,000
                                                                   -----------       -----------       -----------

                                                                   $ 2,960,000       $ 1,895,000       $ 1,192,000
                                                                   ===========       ===========       ===========

   Maturities of certificates of deposit of $100,000 and more are as follows:

                                                                                                      December 31,
                                                                                                          1997

   Less than three months............................................................................ $ 29,828,000
   Three months up to six months.....................................................................    8,387,000
   Six months up to one year.........................................................................    7,976,000
   One year and over.................................................................................    5,939,000
                                                                                                      ------------

                                                                                                      $ 52,130,000
                                                                                                      ============

7. BORROWED FUNDS

   The Company has advances from the Federal Home Loan Bank of Topeka (FHLB) with interest rates that range from 5.98% to 6.89%. Advances are collateralized generally by all assets of the Company.

   Aggregate annual maturities of advances are as follows:


   Year

   1998............................................................................................... $ 1,140,000
   1999...............................................................................................   1,140,000
   2000...............................................................................................     140,000
   2001...............................................................................................     140,000
   2002...............................................................................................     140,000
   Thereafter.........................................................................................     560,000
                                                                                                       -----------

   Total.............................................................................................. $ 3,260,000
                                                                                                       ===========

   Securities sold under agreements to repurchase are summarized as follows:

                                                                                             December 31,
                                                                                        1997              1996

   Securities with an estimated fair value of
     $13,152,000 in 1997 and $3,431,000 in 1996.................................... $ 13,024,000       $ 3,422,000
                                                                                    ============       ===========

   The Company enters into sales of securities under agreements to repurchase. The amounts received under these agreements represent short-term borrowings and are reflected as a liability in the consolidated statement of condition. During the period, securities were pledged to the customers' and segregated into a separate safekeeping account that explicitly recognizes the customers' interest in the securities. Securities sold under agreements to repurchase averaged $1,861,000 and $2,583,000 and the maximum amounts outstanding at any month-end during 1997 and 1996 were $16,817,000 and $6,084,000, respectively. At December 31, 1997, the weighted average interest rate was 5.21%.

   Note payable at December 31, 1997, consists of a $7,500,000 promissory note due to a bank. Interest on the note is payable quarterly and is set at the lending bank's prime rate. Principal is payable in quarterly installments of $250,000 through July 1998, increasing to $313,000 through April 2001 with the remaining outstanding balance due July 2001. The note is collateralized by a pledge of all of the Colorado Business Bank, N.A.'s common stock. The agreement also contains covenants which include compliance with certain financial requirements including minimum tangible equity capital to total quarterly average assets at the subsidiary bank of 6.50%.

   Aggregate annual maturities are as follows:


   Year

   1998............................................................................................... $   813,000
   1999...............................................................................................   1,250,000
   2000...............................................................................................   1,250,000
   2001...............................................................................................   4,187,000
                                                                                                       -----------

   Total.............................................................................................. $ 7,500,000
                                                                                                       ===========

8. INCOME TAXES

   The components of consolidated income tax expense are as follows:

                                                                    Years Ended December 31,
                                                                1997          1996          1995

   Current tax expense..................................... $ 1,586,000    $ 946,000     $ 669,000
   Deferred tax expense (benefit)..........................    (341,000)    (184,000)     (237,000)
                                                            -----------    ---------     ---------
   Total................................................... $ 1,245,000    $ 762,000     $ 432,000
                                                            ===========    =========     =========

   A deferred tax asset or liability is recognized for the tax consequences of temporary differences in the recognition of revenue and expense for financial and tax reporting purposes. The net change during the year in the deferred tax asset or liability results in a deferred tax expense or benefit. The temporary differences, tax effected, which give rise to the Company's net deferred tax assets are as follows:

                                                                                              December 31,
                                                                                        1997               1996
   Deferred tax assets:
     Allowance for loan losses....................................................... $ 688,000          $ 486,000
     Depreciation....................................................................    43,000                  -
     Deferred loan fees..............................................................   102,000            105,000
     Vacation and other accrued liabilities..........................................    44,000                  -
     Other...........................................................................    62,000             35,000
                                                                                      ---------          ---------

     Total deferred tax assets.......................................................   939,000            626,000
                                                                                      ---------          ---------

   Deferred tax liabilities:
     Building leasehold improvements.................................................    97,000            125,000
     Unrealized gain on available-for-sale securities................................    65,000             53,000
                                                                                      ---------          ---------

     Total deferred tax liabilities..................................................   162,000            178,000
                                                                                      ---------          ---------

   Net deferred tax assets........................................................... $ 777,000          $ 448,000
                                                                                      =========          =========

   A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                                          1997             1996            1995

   Computed at the statutory rate (34%)............................... $ 1,053,000       $ 633,000       $ 390,000
   Increase (decrease) resulting from:
     Tax exempt interest income on loans and securities...............     (10,000)        (61,000)        (56,000)
     Nondeductible goodwill amortization..............................     148,000         146,000         136,000
     State income taxes, net of federal income tax effect.............      65,000          50,000          32,000
     Other............................................................     (11,000)         (6,000)        (70,000)
                                                                       -----------       ---------       ---------

   Actual tax provision............................................... $ 1,245,000       $ 762,000       $ 432,000
                                                                       ===========       =========       =========

9. SHAREHOLDERS' EQUITY

   Preferred Stock - The Board of Directors is authorized, among other things, to fix the designation and the powers, preferences and relative, participating, optional and other special rights for preferred shares. At December 31, 1997 all outstanding preferred shares are held by the holder of the note payable referred to in Note 7 and are designated by the Board as Series A Adjustable Rate Cumulative Perpetual Preferred Stock. Holders of the Series A Preferred Stock have no voting rights except under certain conditions. The Board further entitled the holders of Preferred Stock to receive preferential cumulative cash dividends at the applicable floating rate payable quarterly in arrears (prime plus 2.25%). Prime was 8.50% at December 31, 1997. Shares of the Preferred Stock are redeemable by the Company in whole or in part at the outstanding redemption price of $1,000 per share plus all unpaid dividends. The Preferred Stock is putable to two current shareholders and directors of the Company. However, the

   Company is not required to redeem the stock. All shares of Common Stock of the Company, and all other capital stock of any class or series of the Company issued after the issue date, rank junior to the Preferred Stock as to dividends and rights upon liquidation, dissolution or winding up of the Company.

   Stock Options - Certain officers of the Company have been granted options to purchase shares of the Company's common stock pursuant to two stock option plans. The plan's options are granted at prices not less than the fair market value of the Company's stock at the date of grant. Generally, the options are exercisable commencing one year from the date of grant and vest 25% per year thereafter becoming fully exercisable after four years. The options expire after ten years and, as of December 31, 1997 the total number of shares reserved under the plans is 298,603, and remaining shares available for granting is 53,552. The following is a summary of changes in shares under option:

                                               1997                        1996                        1995
                                                     Weighted                    Weighted                     Weighted
                                                     Average                     Average                      Average
                                                     Exercise                    Exercise                     Exercise
                                        Shares        Price        Shares         Price        Shares          Price

   Outstanding, beginning of year..... 157,162        $ 2.54       138,783        $ 2.42             -
     Granted.......................... 102,733          4.00        27,804          3.21       138,783          $ 2.42
     Exercised........................     358          2.12             -             -             -               -
     Forfeited........................  14,486          3.18         9,425          2.76             -               -
                                       -------        ------       -------        ------       -------          ------

   Outstanding, end of year........... 245,051        $ 3.12       157,162        $ 2.54       138,783          $ 2.42
                                       =======        ======       =======        ======       =======          ======

   Options exercisable, end of year...  67,153                      31,574                           -
                                       =======                     =======                     =======

   The Company granted other stock options ("Other Options") in 1994 to individuals for their contributions to the Company which were immediately exercisable at $2.12 per share. An aggregate of 188,500 shares of common stock are reserved for issuance under these agreements which expire September 1, 1999.

   The Company has elected to continue to account for its stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for its stock option plans. The Company estimated the fair value of options granted in 1997, 1996 and 1995 to be $119,000, $11,000, and $123,000, respectively using an analysis similar to the Black-Scholes option pricing model prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma effect on net income in 1997, 1996 and 1995 would have been a decrease of $41,000, $35,000, and $19,000, respectively. The effect on earnings per share is not material.

   At December 31, 1997, the Company's ability to pay dividends on its common stock, if it determines to do so, is largely dependent upon the payment of dividends by the Bank. At December 31, 1997, the Bank could have paid total dividends to the Company of approximately $1 million, without prior regulatory approval.

   The weighted average shares outstanding used in the calculation of Basic and Diluted Earnings Per Share are as follows:

                                                                    1997              1996              1995

   Net income................................................... $ 1,853,000       $ 1,100,000        $ 716,000

   Less:  Preferred stock dividends.............................     116,000                 -                -
                                                                 -----------       -----------        ---------

   Income available to common shareholders...................... $ 1,737,000       $ 1,100,000        $ 716,000
                                                                 ===========       ===========        =========

   Weighted average shares outstanding -
     basic earnings per share...................................   4,690,852         3,771,885        3,773,063

   Effect of dilutive securities - stock options................     111,926            54,582           27,084
                                                                 -----------       -----------        ---------

   Weighted average shares outstanding -
     diluted earnings per share.................................   4,802,778         3,826,467        3,800,147
                                                                 ===========       ===========        =========

10. COMMITMENTS AND CONTINGENCIES

   Employee Profit Sharing Trust - The Company has a defined contribution pension plan covering substantially all employees. Employees may contribute up to 15% of their compensation with the Company's discretionary match within the limits defined for a 401(k) Plan. Employer contributions charged to expense for 1997, 1996, and 1995 were $123,000, $114,000 and $67,000, respectively.

   Lease Commitments - The Company entered into various operating lease agreements for office space. Total rental expense for the year ended December 31, 1997, 1996 and 1995 was $533,000, $477,000, and $374,000,
   respectively. The Company's corporate office lease expires June 30, 1998. Subsequent to December 31, 1997, certain officers and directors acquired the building in which the corporate office is located and certain banking operations are performed. Future minimum lease payments at December 31, 1997 under all noncancelable operating leases are as follows:


   1998............................................................................................... $   405,000
   1999...............................................................................................     318,000
   2000...............................................................................................     319,000
   2001...............................................................................................     169,000
   2002...............................................................................................     146,000
   Thereafter.........................................................................................     343,000
                                                                                                       -----------

   Total.............................................................................................. $ 1,700,000
                                                                                                       ===========

   Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company has entered into financial instruments which are not reflected in the accompanying consolidated financial statements. These financial instruments include commitments to extend credit and stand-by letters of credit. At December 31, 1997, the Company had the following commitments:


   Commitments to originate commercial or
     real estate construction loans and unused
     lines of credit granted to customers............................................................ $ 79,354,000
                                                                                                      ============

   Commitments to fund consumer loans:
     Personal lines of credit........................................................................  $ 3,499,000
                                                                                                      ============

     Credit card loans...............................................................................  $ 1,285,000
                                                                                                      ============

   Standby and performance letters of credit.........................................................  $ 1,027,000
                                                                                                      ============

   The Company makes contractual commitments to extend credit and provide standby letters of credit, which are binding agreements to lend money to its customers at predetermined interest rates for a specific period of time. The credit risk involved in issuing these financial instruments is essentially the same as that involved in granting on-balance sheet financial instruments. As such, the Company's exposure to credit loss in the event of non-performance by the counter-party to the financial instrument is represented by the contractual amounts of those instruments. However, the Company applies the same credit policies, standards and ongoing reassessments in making commitments and conditional obligations as they do for loans. In addition, the amount and type of collateral obtained, if deemed necessary upon extension of a loan commitment or standby letter of credit, is essentially the same as the collateral requirements provided for loans. Additional risk associated with providing these commitments arise when they are drawn upon, such as the demands on liquidity the banks would experience if a significant portion were drawn down at the same time. However, this is considered unlikely, as many commitments expire without being drawn upon and therefore do not necessarily represent future cash requirements.

   Employment Contracts - Certain officers of the Company have entered into employment agreements providing for salaries and fringe benefits. In addition, severance is provided in the event of termination for other than cause and under certain changes in control a lump sum payment is required.

   Other Matters - The Company is involved in various lawsuits which have arisen in the normal course of business. It is management's opinion, based upon advice of legal counsel, that the ultimate outcome of these lawsuits will not have a material impact upon the financial condition or results of operations of the Company.

   Pursuant to normal banking practices, the Company is required to maintain certain balances (reserves) with the Federal Reserve Bank. At December 31, 1997, the required balance was approximately $1,568,000.

11. REGULATORY MATTERS

   The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company and its Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets.

   The Company's total capital to risk weighted assets at December 31, 1997 was $14,448,000, or $838,000 less than the required 8% minimum. As of December 31, 1997 the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank's categories.

   The following table shows the Company and the Bank's actual capital amounts and ratios and regulatory thresholds as of December 31, 1997 and 1996 (Note that the Company does not meet the criteria for the minimum tier 1 capital to average assets ratio of 3%):

                                                                                                         To Be "Well
                                                                                                      Capitalized" Under
                                                                          For Capital                 Prompt Corrective
                                               Actual                   Adequacy Purposes             Action Provisions
          As of                     ---------------------------  -------------------------------  ---------------------------
     December 31, 1997                   Amount        Ratio           Amount          Ratio          Amount         Ratio

   Company
   -------
   Total capital
     (to risk weighted assets)...... $ 14,448,000       7.6 %       $ 15,286,000        8.0 %         N/A              N/A
   Tier I capital
     (to risk weighted assets)......   12,200,000       6.4 %          7,643,000        4.0 %         N/A              N/A
   Tier I capital
     (to average assets)............   12,200,000       4.9 %          9,980,000        4.0 %         N/A              N/A

   Colorado Business Bank, N.A.
   ----------------------------
   Total capital
     (to risk weighted assets)...... $ 21,179,000      11.6 %       $ 14,652,000        8.0 %     $ 18,315,000        10.0 %
   Tier I capital
     (to risk weighted assets)......   18,931,000      10.3 %          7,326,000        4.0 %       10,989,000         6.0 %
   Tier I capital
     (to average assets)............   18,931,000       7.6 %          9,964,000        4.0 %       12,455,000         5.0 %


                                                                                                         To Be "Well
                                                                                                      Capitalized" Under
                                                                          For Capital                 Prompt Corrective
                                               Actual                   Adequacy Purposes             Action Provisions
          As of                     ---------------------------  -------------------------------  ---------------------------
     December 31, 1996                   Amount        Ratio           Amount          Ratio          Amount         Ratio

   Company
   -------
   Total capital
     (to risk weighted assets)...... $ 6,063,000        5.3 %       $  9,152,000         8.0 %        N/A              N/A
   Tier I capital
     (to risk weighted assets)......   4,549,000        4.0 %          4,549,000         4.0 %        N/A              N/A
   Tier I capital
     (to average assets)............   4,549,000        2.6 %          6,998,000         4.0 %        N/A              N/A

   The Women's Bank
   ----------------
   Total capital
     (to risk weighted assets)...... $11,733,000       15.1 %        $ 6,225,000         8.0 %    $ 7,781,000         10.0 %
   Tier I capital
     (to risk weighted assets)......  10,655,000       13.7 %          3,112,000         4.0 %      4,668,000          6.0 %
   Tier I capital
     (to average assets)............  10,655,000        7.9 %          5,394,000         4.0 %      6,743,000          5.0 %

   Colorado Business Bank, N.A.
   ----------------------------
   Total capital
     (to risk weighted assets)...... $ 3,830,000       10.3 %        $ 2,986,000         8.0 %      3,732,000         10.0 %
   Tier I capital
     (to risk weighted assets)......   3,391,000        9.1 %          1,493,000         4.0 %      2,239,000          6.0 %
   Tier I capital
     (to average assets)............   3,391,000        7.2 %          1,895,000         4.0 %      2,369,000          5.0 %

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of the Company's financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                          December 31, 1997                 December 31, 1996
                                                                       Estimated                        Estimated
                                                       Carrying          Fair           Carrying           Fair
                                                        Value            Value           Value            Value

   Financial assets:
     Cash and cash equivalents...................... $ 27,775,000    $ 27,775,000     $ 10,672,000     $ 10,672,000
     Investment securities available-for-sale.......   41,630,000      41,630,000       29,457,000       29,457,000
     Investment securities held-to-maturity.........   14,931,000      15,189,000       26,895,000       27,142,000
     Other investments..............................    2,223,000       2,223,000        1,219,000        1,219,000
     Accrued interest receivable....................    1,331,000       1,331,000        1,114,000        1,114,000
     Loans and leases, net..........................  164,091,000     164,020,000      110,748,000      111,479,000

   Financial liabilities:
     Deposits.......................................  221,058,000     220,972,000      155,310,000      155,383,000
     Accrued interest payable.......................      361,000         361,000          211,000          211,000
     Note payable...................................    7,500,000       7,500,000       10,000,000       10,000,000
     Federal funds purchased........................            -               -        6,226,000        6,226,000
     Securities sold under agreement to repurchase..   13,024,000      13,024,000        3,422,000        3,422,000
     Advances from Federal Home Loan Bank...........    3,260,000       3,298,000        4,400,000        4,391,000

   The estimation methodologies utilized by the Company are summarized as follows:

   Cash and Cash Equivalents - For cash and due from banks and federal funds sold the carrying amount is a reasonable estimate of fair value.

   Investment Securities - For investment securities, fair value equals the quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar investment securities.

   Loans and Leases - The fair value of fixed rate loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In computing the estimate of fair value for all loans and leases, the estimated cash flows and/or carrying value have been reduced by specific and general reserves for loan losses.

   Accrued Interest Receivable/Payable - The carrying amount of accrued interest receivable/payable is a reasonable estimate of fair value due to the short-term nature of these amounts.

   Deposits - The fair value of demand deposits, NOW and savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1997 and 1996. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits with similar remaining maturities.

   Note Payable, Federal Funds Purchased, Securities Sold under Repurchase Agreement - The estimated fair value of variable rate borrowed funds approximates their carrying value.

   Advances from the Federal Home Loan Bank - Estimated fair value is based on discounting cash flows for comparable instruments.

   Commitments to Extend Credit and Standby Letters of Credit - The Company's off-balance sheet commitments are funded at current market rates at the date they are drawn upon. It is management's opinion that the fair value of these commitments would approximate their carrying value, if drawn upon.

   The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

13. SUBSEQUENT EVENT

   At the Company's annual shareholders meeting, held on May 18, 1998, the shareholders approved a 4.7125 for 1 stock split of the Company's common stock and increased authorized shares to 25,000,000. In addition, the shareholders approved an increase in the number of preferred shares authorized to 2,000,000 shares. All references to outstanding shares, options and earnings per share have been adjusted for the stock split.

                                  * * * * * *

=======================================================

   No dealer, salesperson or any other person has
been authorized to give any information or to
make any representation other than is contained in
this Prospectus, and, if given or made, such
information or representation must not be relied
upon as having been authorized by the Company or
the Underwriters.  Neither the delivery of this
Prospectus nor any sale made hereunder shall, under
any circumstances, create any implication that there
has been no change in the affairs of the Company
since any of the dates as to which information is
furnished herein or since the date hereof.  This
Prospectus does not constitute an offer to sell or a
solicitation of an offer to buy any of the securities
offered hereby to any person or in any jurisdiction in
which the person making such offer or solicitation is
not qualified to do so, or to any person to whom it is
unlawful to make such offer or solicitation in such
jurisdiction.
                 ___________________

                  TABLE OF CONTENTS
                                                              Page
                                                              ----
Prospectus Summary..........................................
Risk Factors................................................
Use of Proceeds.............................................
Dividend Policy.............................................
Dilution....................................................
Capitalization..............................................
Summary Consolidated Financial Data.........................
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.............................................
Business....................................................
Management..................................................
Certain Transactions........................................
Supervision and Regulation..................................
Principal Shareholders......................................
Description of Capital Stock................................
Underwriting................................................
Shares Eligible for Future Sale.............................
Changes in Accountants......................................
Legal Matters...............................................
Experts.....................................................
Other Information...........................................
Index to Consolidated Financial Statements..................
                 ___________________
  Until                    , 1998 (25 days after the
date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

=======================================================

=======================================================


            1,400,000 Shares



               [COLORADO
               BUSINESS
           BANKSHARES LOGO]



              Common Stock



          ___________________

               PROSPECTUS
          ___________________





         Dain Rauscher Wessels
A division of Dain Rauscher Incorporated


                                  , 1998


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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers

   The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent now or hereafter permitted by Colorado law. Under such provisions, any director or officer who, in his or her capacity as such, is made, or threatened to be made, a party to any suit or proceeding will be indemnified if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Articles of Incorporation, Bylaws and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individual may be entitled under the Articles of Incorporation, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

   In addition, the Articles of Incorporation provide that, to the full extent now or hereafter permitted by Colorado law, the Registrant's directors will not be liable for monetary damages for breach of their fiduciary duty of care to the Registrant and its shareholders. This provision in the Articles of Incorporation does not eliminate the directors' fiduciary duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Colorado law. Each director will continue to be subject to liability for breach of his or her duty of loyalty to the Registrant and its shareholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for certain activities prohibited by Colorado law (relating primarily to the unlawful payment of dividends or repurchase of stock), or for any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   The Registrant maintains directors' and officers' liability insurance with a $1.5 million limit per year per occurrence. The Registrant pays annual premiums and expenses relating to the policy of approximately $10,000 per year.

Item 25.   Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the Commission registration fee and the NASD filing fee.

   Item                                     Amount
   ----                                     ------
   Commission registration fee         $  5,669.40
   NASD filing fee                        2,432.00
   Nasdaq listing fee                    66,875.00
   Printing and engraving expenses       90,000.00
   Legal fees and expenses              150,000.00
   Accounting fees and expenses          80,000.00
   Transfer agent fees                    3,500.00
   Miscellaneous expenses                51,523.60
                                       -----------
   Total                               $450,000.00
                                       ===========

Item 26.   Recent Sales of Unregistered Securities.

     The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant's securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

     1. In March 1997, the Registrant issued and sold approximately 1,102,725 (after giving effect to a 4.7125-for-1 stock split, effected prior to the effective date of this Registration Statement) shares of its Common Stock, $.01 par value, to 48 purchasers at approximately $3.61 per share, for an aggregate purchase price of approximately $4 million.

     2. In April 1997, the Registrant issued 1,500 shares of Series A Adjustable Rate Cumulative Perpetual Preferred Stock, par value $.01, to one purchaser in exchange for the forgiveness of $1.5 million in indebtedness of the Registrant.

The above-described sales were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act, and/or Regulation D promulgated thereunder.

Item 27.   Exhibits  and Financial Statement Schedules.

     (a)    Exhibits

     *1.1   Form of Underwriting Agreement.

     *3.1   Amended and restated Articles of Incorporation of the Registrant.

     *3.2   Amended and restated Bylaws of the Registrant.

     *4.1   Form of Underwriters' Warrant

     *5.1   Opinion of Dorsey & Whitney LLP.

     10.1   Colorado Business Bankshares, Inc. 1998 Stock Incentive Plan.

     10.2 Amended and Restated Colorado Business Bankshares, Inc. 1997 Incentive Stock Option Plan.

     10.3 Amended and Restated Colorado Business Bankshares, Inc. 1995 Incentive Stock Option Plan.

     10.4 Shareholders Agreement of Colorado Business Leasing, Inc., dated as of March 29, 1996, by and among The Women's Bank, N.A., Richard M. Hall, Jr., James F. Enssle, Andrea J. Johnson and Colorado Business Leasing, Inc.

     +10.5 License Agreement, dated as of November 19, 1997, by and between Jack Henry & Associates, Inc. and Colorado Business Bank, N.A.

     +10.6 Contract Modification, dated as of November 19, 1997, by and between Jack Henry & Associates, Inc. and Colorado Business Bank, N.A.

     +10.7 Computer Software Maintenance Agreement, dated as of November 19, 1997, by and between Jack Henry & Associates, Inc. and Colorado Business Bank, N.A.

     10.8 Employment Agreement, dated as of March 1, 1995, by and between Equitable Bankshares of Colorado, Inc. and Jonathan C. Lorenz.

     10.9 Employment Agreement, dated as of May 8, 1995, by and between Equitable Bankshares of Colorado, Inc. and Virginia K. Berkeley.

     10.10 Employment Agreement, dated as of January 3, 1998, by and between Colorado Business Bankshares, Inc. and Richard J. Dalton.

     10.11 Employment Agreement, dated as of February 29, 1996, by and between Equitable Bankshares of Colorado, Inc. and Darrell J. Schulte.

     10.12 Employment Agreement, dated as of June 12, 1995, by and between Colorado Business Bankshares, Inc. and Charles E. Holmes.

     10.13 Employment Agreement, dated as of November 16, 1997, by and between Colorado Business Bankshares, Inc. and Andrew L. Bacon.

     10.14 Employment Agreement, dated as of October 1, 1997, by and between Colorado Business Bankshares, Inc. and K. Denise Albrecht.

     10.15 Employment Agreement, dated as of March 29, 1996, by and between Colorado Business Leasing, Inc. and Richard M. Hall, Jr.

     10.16 Employment Agreement, dated as of September 29, 1995, by and between Equitable Bankshares of Colorado, Inc. and Katherine H. Kaley.

     10.17 Employment Agreement, dated as of January 8, 1996, by and between Colorado Business Bankshares, Inc. and Robert J. Ostertag.

     10.18 Retail Lease, dated as of April 1, 1991, by and between Southbridge Plaza, L.P. and Equitable Bank of Littleton, N.A.

     10.19 First Amendment to Retail Lease, dated as of January 4, 1996, by and between Southbridge Plaza, L.P. and Colorado Business Bank, N.A., formerly known as Equitable Bank of Littleton, N.A.

     *10.20 Office Lease, dated as of December 2, 1996, by and between Elliott Kiowa, Inc. and Colorado Business Bank, N.A.

     *10.21 Lease, dated as of December 1, 1997, by and between Spencer
            Enterprises and Colorado Business Bank, N.A.

     10.22 Office Building Lease, dated as of July 19, 1995, by and between Chrisman, Bynum & Johnson P.C. and Equitable Bank of Littleton.

     10.23 Office Lease, dated as of February 23, 1996, by and between Colorado Business Leasing, Inc. and Denver Place Associates Limited Partnership.

     21.1   List of subsidiaries.

     *23.1  Consent of Dorsey & Whitney LLP (included as part of Exhibit 5.1).

     *23.2  Consent of Deloitte & Touche LLP.

     *23.3  Consent of Baird, Kurtz & Dobson.

     *23.4  Consent of McGladrey & Pullen LLP.

     24.1 Power of Attorney (included in the signature page of this Registration Statement).

     27.1   Financial Data Schedule.
---------------------------
* To be filed by amendment.
+ Confidential treatment requested as to certain portions of exhibit. Such portions have been redacted.

Item 28.  Undertakings.

     The Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act:

     (1) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City and County of Denver, State of Colorado, on the 14/th/ day of April, 1998.

                                 COLORADO BUSINESS BANKSHARES, INC.


                                    By: /s/ Steven Bangert
                                        ----------------------------------------
                                        Steven Bangert
                                        Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Steven Bangert and Jonathan C. Lorenz and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated below and on the dates stated.

       Signature                          Title                       Date
       ---------                          -----                       ----


/s/ Steven Bangert           Chairman of the Board of Directors  April 14, 1998
--------------------------      and Chief Executive Officer
Steven Bangert                 (Principal Executive Officer)



/s/ Jonathan C. Lorenz          Vice Chairman of the Board,      April 14, 1998
--------------------------        President and Director
Jonathan C. Lorenz



/s/ Virginia K. Berkeley           President of Colorado         April 14, 1998
--------------------------   Business Bank -- Downtown Denver
Virginia K. Berkeley                   and Director



/s/ Mark S. Kipnis                       Director                April 14, 1998
--------------------------
Mark S. Kipnis



/s/ Howard R. Ross                       Director                April 14, 1998
--------------------------
Howard. R. Ross



/s/ Noel N. Rothman                      Director                April 14, 1998
--------------------------
Noel N. Rothman



/s/ Richard J. Dalton              Senior Vice President         April 14, 1998
--------------------------      and Chief Financial Officer
Richard J. Dalton                (Principal Financial and
                                    Accounting Officer)